EXHIBIT 99.1

BRIGUS GOLD CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED
DECEMBER 31, 2010

DATED MARCH 29, 2011

TABLE OF CONTENTS

PRELIMINARY NOTES	1
FINANCIAL STATEMENTS	1
CURRENCY	1
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES	3
GLOSSARY OF TECHNICAL INFORMATION	3
INFORMATION INCORPORATED BY REFERENCE	4
CORPORATE STRUCTURE	4
DEVELOPMENT OF THE BUSINESS	6
General	6
Three Year History and Significant Acquisitions	6
DESCRIPTION OF THE BUSINESS	13
DESCRIPTION OF CAPITAL STRUCTURE	40
Dividends	40
Shareholder Rights Plan	41
MARKET FOR SECURITIES	44
OFFICERS AND DIRECTORS OF BRIGUS GOLD	47
Name, Address, Occupation and Security Holding	47
Corporate Cease Trade Orders or Bankruptcies	50
Penalties or Sanctions	51
Personal Bankruptcies	51
Conflicts of Interest	51
Audit Committee	52
Corporate Governance	52
Risk Factors	53
LEGAL PROCEEDINGS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
TRANSFER AGENT AND REGISTRAR	67
MATERIAL CONTRACTS	67
INTERESTS OF EXPERTS	68
ADDITIONAL INFORMATION	68
GLOSSARY OF NON-TECHNICAL TERMS	69
GLOSSARY OF TECHNICAL TERMS	69

PRELIMINARY NOTES

In this Annual Information Form ("AIF"), Brigus Gold Corp. is referred to as "Brigus" or the “Company” or the “Corporation”.  Unless otherwise noted, the information given herein is as of December 31, 2010.

FINANCIAL STATEMENTS

This AIF should be read in conjunction with the Company's audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2010.  The financial statements and management's discussion and analysis are available under the Company's profile on the SEDAR website at www.sedar.com and on the Company's website at www.brigusgold.com.  All financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

CURRENCY

All currency references in this AIF are to United States dollars unless otherwise indicated.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This AIF contains forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•
plans for the development of and production at the Black Fox mine including, without limitation, the timing of the development of, and future production from, the underground mine and Phase 2 open pit at Black Fox;

•
estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;

•	timing of delivery of commercial ore from underground mining to the Black Fox mill;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the possible expansion of the Black Fox mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 23, 2016;
•	timing of completion of the engineering study for the possible planned expansion of the Black Fox mill;
•
the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, Goldfields, Ixhuatán and Dominican Republic projects;

Page 1	Brigus Annual Information Form 2010

•	Everton Resources, Inc.’s funding of work programs at the Company’s Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund the Company’s estimated expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report.  Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information.  Factors that could cause or contribute to such differences include, but are not limited to: integrating the business of Linear Gold Corp.; unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect the Company.  The Company may note additional factors elsewhere in this report.  All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law,  the Company undertakes no obligation to update any forward-looking statement or information.

Page 2	Brigus Annual Information Form 2010

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES

This AIF uses the terms "Measured", "Indicated" and "Inferred" Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian securities regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category of Mineral Resources or converted into Mineral Reserves.  United States investors are cautioned not to assume that all or any part of Inferred Mineral Resources exists, or is economically or legally mineable.

GLOSSARY OF TECHNICAL INFORMATION

The estimated Mineral Reserves and Mineral Resources discussed herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – Definitions Adopted by CIM Council on November 27, 2010 (the "CIM Standards") which were adopted by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  The following definitions are reproduced from the CIM Standards:

The term "Mineral Reserves" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.  A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.  A "Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term "Mineral Resources" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Page 3	Brigus Annual Information Form 2010

A glossary of defined and technical terms used herein is located on pages 69-71.

INFORMATION INCORPORATED BY REFERENCE

The technical report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 (the "2011 Black Fox Technical Report"), is incorporated herein by reference.

CORPORATE STRUCTURE

Name, Address and Incorporation

Brigus was formed pursuant to Articles of Arrangement dated June 25, 2002 under the Business Corporations Act (Ontario) (the "OBCA'') as the result of a plan of arrangement (the "Plan of Arrangement'') in accordance with the terms of an arrangement agreement (the "Arrangement Agreement'') dated June 24, 2002 between International Pursuit Corporation ("Pursuit'') and Nevoro Gold Corporation ("Nevoro'').  The Plan of Arrangement provided for, among other things, the amalgamation of Pursuit and Nevoro to continue as Apollo Gold Corporation (“Apollo”).  Apollo  was continued under the Business Corporations Act (Yukon) pursuant to articles of continuance dated May 28, 2003.  Pursuant to articles of amendment date June 25, 2010, and following an acquisition of Linear Gold Corp. (“Linear”), the Corporation changed its name from Apollo Gold Corporation to Brigus Gold Corp. and consolidated its issued and outstanding common shares on the basis of one new common share for each four old common shares.  The head office of the Company is located at Suite 2001, 1969 Upper Water Street, Purdy's Wharf Tower II, Halifax, Nova Scotia, B3J 3R7 and its registered office is located at 204 Black Street, Suite 300, Whitehorse, Yukon Territory, Canada Y1A 2M9.

Pursuit was incorporated under the laws of the Province of Ontario under the name Brownlee Mines (1936) Limited on June 30, 1936.  By Supplementary Letters Patent dated January 7, 1939, July 5, 1944 and June 5, 1946, it changed its name to Joliet-Québec Mines, Limited and subsequently made certain increases to its authorized capital.  Under Articles of Amendment dated July 20, 1972, November 28, 1975, August 14, 1978, July 15, 1983, July 7, 1986 and August 6, 1987, it made various further changes to its capital and corporate governance structure and ultimately changed its name to "International Pursuit Corporation''.

Nevoro was a private company incorporated under the Canada Business Corporations Act on February 1, 2002 and continued under the OBCA pursuant to articles of continuance dated May 30, 2002.

Inter-Corporate Relationships

Black Fox Mine

The Company owns a 100% interest in the Black Fox Complex (“Black Fox Complex”), an open pit and underground mine and associated exploration property, and the Black Fox Mill. Both the Black Fox Complex and Black Fox Mill properties are located in the Timmins Mining District in the Province of Ontario.  The Black Fox Mine site is situated eleven kilometres (“km”) east of Matheson, Ontario and the Black Fox Mill is twenty km west of Matheson, Ontario.  The open pit mine and the Black Fox Mill have been in operation since May 2009 and commercial production from underground mining of ore is expected in the second quarter of 2011.

Page 4	Brigus Annual Information Form 2010

Brigus owns two exploration properties adjacent to the Black Fox Mine site: (a) Grey Fox; and (b) Pike River, which together with the Black Fox property, comprise the Black Fox Complex,  The Mine land package is 18 square km which extends over a 6.5 km strike of the Destor-Porcupine Fault Zone.  The Black Fox Mill property covers 24.7 square km.

Other Properties

The Company holds a 100% interest in the Goldfields development project in the Lake Athabasca region of Saskatchewan, Canada, which includes a 100% interest in the Box and Athona gold deposits, subject to certain royalties and other interests.

In Mexico, the Company holds a 100 percent interest in the Ixhuatán Property located in the state of Chiapas.   In the Dominican Republic, Brigus and Everton Resources have a joint venture covering the Ampliacion Pueblo Viejo (“APV”) and Loma El Mate gold exploration projects..

The following chart shows the subsidiaries of the Company, their jurisdiction of incorporation and the Company's direct or indirect percentage ownership interest in each corporation.

Page 5	Brigus Annual Information Form 2010

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

Year Ended December 31, 2008 ("Fiscal 2008" or "2008")

On April 15, 2008, the Company announced the results of a Canadian National Instrument 43-101 (“NI 43-101”) feasibility study for the Black Fox Project.  The study was prepared by SRK Consulting of Denver, Colorado.

On June 11, 2008, the Company announced that further to a previously announced letter of intent dated March 26, 2008, it had entered into a binding asset purchase agreement with St Andrew Goldfields Ltd. ("St Andrew") pursuant to which St Andrew had agreed to sell its stock mill complex, including its mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located 20 kms west of Matheson, Ontario, to Brigus for a purchase price of Cdn$20.0 million.

On July 24, 2008, the Company announced that it had closed an offering of units.  A total of 40,806,500 units were subscribed for at a price of Cdn$0.50 per Unit ($0.495 per unit for purchasers residing in the United States), for total gross proceeds of Cdn$20,215,750 and $185,625.  Each unit was comprised of one common share of the Company, no value (“Common Share”) and one-half of one Common Share purchase warrant, with each whole warrant exercisable into one Common Share at a price of Cdn$0.65 per share for 36 months.  The unit offering was completed through a syndicate of agents led by Haywood Securities Inc., which included Blackmont Capital Inc.  The net proceeds of the offering were used primarily to fund the Company's acquisition of the St Andrew stock mill complex, which was completed on July 28, 2008.

On August 21, 2008, the Company completed a private placement to Canadian purchasers of 17,000,000 Common Shares issued at Cdn$0.50 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn$8.5 million.

On October 22, 2008, the Company announced that the Montana Tunnels mine, which the Corporation operated as a 50% joint venture with Elkhorn Tunnels, LLC (“Elkhorn Tunnels”),  will have completed mining of ore from the open pit operation as permitted at the end of November 2008.

On October 27, 2008, the Company announced that it had commenced development of the Black Fox open pit mine in Timmins, Ontario.

On December 10, 2008, the Company announced that it had entered into a Bridge Facility Agreement (the “Bridge Facility Agreement”) with RMB Australia Holdings Limited, an Australian corporation (“RMBAH”), RMB Resources Inc., a Delaware corporation (“RMBR”), and Macquarie Bank Limited, an Australian corporation (“Macquarie” and together with RMBAH, the “Financiers”) to borrow up to $15.0 million to be used towards development of the Black Fox mine.

On December 31, 2008, the Corporation completed a private placement to Canadian purchasers of 3,000,0000 Common Shares issued at Cdn$0.30 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn$900,000.

Page 6	Brigus Annual Information Form 2010

Year Ended December 31, 2009 ("Fiscal 2009" or "2009")

On February 20, 2009, the Company entered into a Project Facility Agreement (the “Facility Agreement”) with the Financiers.  The Facility Agreement refinanced the Bridge Facility Agreement.  Under the Facility Agreement, the Company could borrow up to $70,000,000 (“Project Facility”). Borrowings under the Facility Agreement were secured by a first lien on substantially all of the Company’s assets, including the Black Fox project, and the shares of the Company’s subsidiaries.  Under the terms of the Facility Agreement, all cash proceeds generated from the Black Fox project were required to be deposited into a proceeds account and could only be withdrawn and used by the Company in accordance with the terms set forth in the Facility Agreement.  In connection with the Facility Agreement, the Company issued approximately 34,836,111 warrants to the Financiers as partial consideration for financing services provided in connection with the Facility Agreement.  Each Warrant entitled the holder to purchase one Common Share for a period of 48 months from their date of issuance at an exercise price of Cdn$0.252 per Common Share, subject to customary anti-dilution adjustments.  The warrants issued in connection with the Facility Agreement were in addition to the 42,614,254 warrants issued to the Financiers in connection with the Bridge Facility Agreement.

On June 2, 2009, the Company announced that the first gold bars produced at Black Fox were poured during the last week of May 2009.

On July 15, 2009, the Company completed a private placement of 12,221,640 Common Shares issued to U.S. and Canadian purchasers at Cdn$0.45 per share and 13,889,390 Common Shares issued to Canadian purchasers at Cdn$0.54 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for total gross proceeds equal to approximately $13 million.

On July 28, 2009, the Company announced results of production and mill throughput at its Black Fox mine and mill.  The Company reported that, during the two month period of May and June 2009, the Black Fox mill processed 78,000 tonnes of ore at an average grade of 5.1 grams of gold per tonne of ore, which resulted in production of 11,860 ounces of gold and a recovery rate of approximately 92.5%.  The average mill throughput rate during this period was approximately 1,280 tonnes per day.  Brigus also announced that, due to a few mechanical challenges, it was unable to achieve the anticipated steady state throughput at the Black Fox mill of 1,500 tonnes per day during the first half of June 2009, but was able to achieve that throughput rate throughout the second half of June 2009 and that, for the first 26 days of July 2009, the Black Fox mill throughput averaged 1,800 tonnes per day.  Brigus also announced that it had commissioned the previously announced new crushing circuit during the first week of July 2009.

On September 9, 2009, the Company completed the acquisition of certain mineral properties (the “Pike River Property”) located in the Township of Hislop, Ontario, which are contiguous to the south-east boundary of the Company’s Black Fox mine and the northwest boundary of the Company’s Grey Fox property.  The Pike River Property was acquired from Newmont Canada Corporation (“Newmont”) and consists of the surface and mineral rights to approximately 463.4 hectares consisting of parcels 1735 LC, 1726 LC, 23687 SEC, 23777 SEC, 3852 SEC and 11125 SEC.  The purchase of the Pike River Property was made pursuant to a Purchase and Sale Agreement, dated March 12, 2009, between Newmont and the Company (the “Purchase Agreement”).  Pursuant to the terms of the Purchase Agreement, in consideration for the Pike River Property, the Company paid Cdn$100,000 to Newmont and granted a perpetual 2.5% net smelter production royalty to Newmont from the sale or other disposition of all materials produced from the Pike River Property (the “Royalty”) pursuant to a Royalty Agreement, dated March 25, 2009, between Newmont and the Corporation (the “Royalty Agreement”).  In addition, as further consideration, within 30 days following the earlier of (i) the date that at least 500,000 ounces of gold equivalent minerals sufficient to be reported pursuant to NI 43-101 combined reserves (proven and probable) and resources (measured, indicated and inferred) are determined to exist within the Pike River Property, or (ii) the commencement of commercial production from any portion of the Pike River Property, the Company shall pay an additional sum of Cdn$1 million to Newmont.  The Royalty Agreement also contains a first right to negotiate in favour of Newmont pursuant to which, if the Corporation wishes to option, joint venture, assign, transfer, convey or otherwise dispose of its rights or interests in and to its Black Fox property (but excluding a corporate merger transaction), it must first notify Newmont of its intentions so that Newmont may consider a possible acquisition from the Corporation of a portion or all of the Company’s interest in its Black Fox property.

Page 7	Brigus Annual Information Form 2010

On September 28, 2009, the Company entered into an agreement with RMBR and the Financiers, pursuant to which the Financiers agreed, subject to the condition that the Company provide a new resource model and life of mine plan to the Financiers prior to November 15, 2009, to defer (i) the first scheduled repayment of $9,300,000 due on September 30, 2009 (the “Deferred Payment”) under the Facility Agreement and (ii) the requirement to fund the debt service reserve account also due on September 30, 2009 (the “Deferred Funding Obligation”), which, in accordance with the terms of the Project Facility, required a reserve amount equal to, at all times after initial funding, the greater of $5,000,000 or the aggregate repayment amount due on the next repayment date.  In addition, as part of the deferral, the Financiers agreed to conduct a technical review of the Black Fox project and extend the date by which the project completion test under the Facility Agreement must be satisfied to March 31, 2010.  The project completion test was originally required to be successfully completed by October 31, 2009 and required the Company to demonstrate to RMBR, acting on behalf of the Financiers, that the Black Fox mine satisfies certain general and operational criteria during a predetermined test period.  As a result of the deferral, the Deferred Payment and the Deferred Funding Obligation were to be satisfied on the earlier to occur of (i) the completion of the Financiers’ technical review process of the Black Fox mine and (ii) December 31, 2009.

On September 30, 2009, the Company entered into a letter of intent with Elkhorn Goldfields Inc. (“Elkhorn Goldfields”) pursuant to which Elkhorn Goldfields agreed to purchase all of the outstanding capital stock of Montana Tunnels Mining, Inc., an indirect wholly owned subsidiary of the Company (“Montana Tunnels”).  Montana Tunnels was the owner of the Montana Tunnels open pit mine and mill (a 50/50 joint venture with Elkhorn Tunnels, an affiliate of Elkhorn Goldfields), the Diamond Hill mine and mill and assets ancillary thereto.  The Montana Tunnels mine had been on care and maintenance since May 1, 2009.

On December 9, 2009, the Company entered into a replacement letter of intent (the “New LOI”) with Elkhorn Goldfields pursuant to which Elkhorn Goldfields agreed to purchase all the outstanding capital stock in Montana Tunnels.  The Company agreed to sell all of the capital stock of Montana Tunnels in exchange for (i) promissory notes held by Elkhorn Goldfields and certain investors in Elkhorn Goldfields or its affiliates (the “Lenders”) from Calais Resources, Inc. (“Calais”) and Aardvark Agencies, Inc. (“Aardvark”) with an outstanding balance of approximately $7,700,000 (the “Original Notes”), (ii) Elkhorn’s and the Lenders’ rights with respect to an additional amount of approximately $1,382,091 loaned to Calais, (the “Additional Caribou Loan”) and (iii) a promissory note held by Elkhorn Goldfields and the Lenders from Calais with an outstanding balance of approximately $380,000 (the “Congo Chief Note” and, together with the Original Notes and the Additional Caribou Loan, the “Notes”).  The Original Notes are secured by certain deeds of trust registered against the Cross-Caribou Mine property (the “Caribou Property”) located in Caribou, Colorado (portions of which are owned by Calais and portions of which are owned by Aardvark).

On December 30, 2009, the Company entered into an agreement with the Financiers pursuant to which the Financiers agreed to further defer the Deferred Payment and the Deferred Funding Obligation, and to defer the second scheduled repayment of $6,000,000 due on December 31, 2009, in each case, until the earlier to occur of (i) the completion of the Financiers’ technical review process of the Black Fox mine and (ii) February 28, 2010.

Page 8	Brigus Annual Information Form 2010

Year Ended December 31, 2010 (“Fiscal 2010” or “2010”)

On February 1, 2010, Apollo Gold, Inc. (now Brigus Gold, Inc.), a direct wholly owned subsidiary of the Company and the sole shareholder of Montana Tunnels (the “Seller”), Elkhorn Goldfields and Calais entered into a definitive purchase agreement (the “Purchase Agreement”).  Pursuant to terms of the Purchase Agreement, the Seller sold all of the capital stock of Montana Tunnels in exchange for the Notes.  The Elkhorn Goldfields’ and the Lenders’ security interests in the properties against which the Original Notes and the Congo Chief Note are secured were transferred to the Seller as part of the transaction.  The Original Notes matured on July 31, 2005 (although they were never repaid) and bear interest at the rate of 12.9% per annum.  The Congo Chief Note matured on February 21, 2006 (although it was never repaid) and bears interest at the rate of 12% per annum.  Pursuant to the Purchase Agreement, the Seller agreed to forebear on the Original Notes and the Congo Chief Note (each of which, as noted above, is past due) until February 1, 2011.  In connection with the Purchase Agreement, Calais agreed to execute and deliver a promissory note to the Company evidencing the Additional Caribou Loan (the “Additional Unsecured Note”).  The Additional Unsecured Note bears interest at the rate of eight percent per annum and has a maturity date of February 1, 2011.  In January 2011, the Company extended the forbearance period of the Notes from February 1, 2011 to the earlier of June 30, 2011 or the occurrence of certain events, including insolvency or bankruptcy of the Calais, the borrower.  During this extended forbearance period, the Notes will accrue interest at 8% per annum.

On March 9, 2010, the Company and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (the “Letter of Intent”) pursuant to which (i) the businesses of the Company and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) and (ii) Linear would subscribe for approximately 62,500,000 Common Shares at a price of $0.40 per common share for aggregate proceeds of Cdn$25,000,000.  Pursuant to the Arrangement:  each outstanding Linear common share would be exchanged for 5.4742 Common Shares (the “Exchange Ratio”); each outstanding Common Share purchase warrant of Linear would be exchanged for Common Share purchase warrants of the Company on the basis of the Exchange Ratio and the exercise price of the Linear warrants would be adjusted as provided for in the certificates representing the Linear warrants; each outstanding option to purchase a Linear common share granted under Linear’s Stock Option Plan would be exchanged for options of the Company granted under the Stock Option Plan on the basis of the Exchange Ratio and the exercise price of the Linear options would be adjusted on the same basis as the exercise price of the Linear warrants.  Upon consummation of the Arrangement, Linear would become a wholly owned subsidiary of the Company and the shareholders of Linear immediately prior to the Arrangement were expected to own approximately 42.9% of the outstanding Common Shares of the Corporation (calculated on a fully-diluted basis).  The Letter of Intent contemplated that Linear and the Company would enter into a definitive arrangement agreement (the “Definitive Agreement”) governing the Arrangement on or before March 31, 2010 to implement the Arrangement to provide for the business combination of Linear and the Company.

On March 19, 2010, the Company and Linear announced the closing of the private placement whereby Linear acquired 62,500,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$25,000,000.  The common shares of the Company were issued from treasury under the terms of a subscription agreement between Linear and the Company dated March 9, 2010.  Ten million dollars of the proceeds from the private placement was used to reduce the Corporation Project Facility debt from $70,000,000 down to $60,000,000

On March 31, 2010, Linear and the Company entered into the Definitive Agreement as per the Letter of Intent.

Page 9	Brigus Annual Information Form 2010

On April 23, 2010, the Company announced that it unwound its Canadian dollar currency hedges that were originally entered into in connection with the Facility Agreement.  As a result of this action, the Corporation received gross proceeds of approximately $8.2 million, which was used to reduce the debt outstanding under the Facility Agreement from $60,000,000 down to $51,800,000.
On May 18, 2010, the Company issued a press release announcing a proposed new corporate identity and name, Brigus Gold Corp., which was to take effect following shareholder approval of the same and the closing of the Arrangement with Linear.

On June 25, 2010, the Company announced that the Arrangement had closed and the new combined company began operating as Brigus effective June 25, 2010.  On June 25, 2010, the Corporation filed articles of amendment which, among other things, changed the name of the Company to Brigus Gold Corp., consolidated the Common Shares, including those issued to Linear shareholders, on the basis of one (1) post-consolidation Brigus share for every four (4) Brigus shares outstanding immediately prior to such consolidation.  The business combination was structured as a court-approved plan of arrangement under the Business Corporations Act (Alberta) pursuant to which the Company acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC.  Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to the share consolidation described above, 1.37 Brigus Gold shares for each common share of Linear, subject to adjustment for fractional shares.  Brigus also announced that its new headquarters would be located in Halifax, Nova Scotia.

On June 26, 2010 the Company further reduced the debt outstanding under the Facility Agreement from $51,800,000 down to $41,800,000.

On July 29, 2010, Brigus completed a private placement of 10,000,000 Common Shares at Cdn$1.40 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for total gross proceeds equal to Cdn$14,000,000.

On August 24, 2010, Brigus announced that it retired its outstanding, unsecured convertible debentures by paying $4.68 million in principal and interest on August 23, 2010.

On October 19, 2010, Brigus announced that it had completed an offering of 34,500,000 units and 3,382,353 Common Shares designated as flow-through common shares for purposes of the Income Tax Act (Canada)  at a price of Cdn$1.50 per unit and Cdn$1.70 per flow-through share, for gross proceeds to the Corporation of Cdn$57,500,000.

On October 20, 2010, the Company used $20.7 million of the proceeds raised from the Cdn$57.5 million financing completed on October 19, 2010 to reduce the principal outstanding on the Project Facility from $41.8 million down to $21.1 million, $14.1 million of which was owed to Macquarie and $7.0 million was owed to RMBAH.  On November 21, 2010 the Company consolidated its Project Facility debt by increasing the debt owed to RMBAH from $7.0 million to $22.0 million, repaying the full amount owed to Macquarie Bank of $14.1 million, thus leaving RMBAH as the one remaining lender.

On November 2, 2010, The Company used a portion of the proceeds raised from the Cdn$57.5 million financing completed on October 19, 2010 to reduce its forward gold sales contract obligations (the “Hedge”) by 43,276 ounces, representing 79% of the sales contracts deliverable in 2011, at a cost of $21.0 million.

Page 10	Brigus Annual Information Form 2010

On November 9, 2010, Brigus Gold announced that it had entered into a gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox mine beginning in January 2011 and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Sandstorm made an upfront payment of $56.3 million and will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus Gold has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox mine and 4.5% of production from the Black Fox extension for a payment of $36.6 million.  Brigus Gold also announced that it intended to eliminate 100% of the Hedge effective January 2011 and used some of the proceeds received from the Sandstorm Gold Stream agreement to unwind the balance of its gold forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013.  This transaction left only 1,518 ounces of gold to be delivered into the gold forward contracts for December 2010 following which the Corporation had no remaining gold forward sales contracts.

On December 21, 2010, Brigus closed a private placement of 2,727,000 Common Shares designated as flow-through shares for purposes of the Income Tax Act (Canada) at a price of Cdn$2.07 per flow-through share for total gross proceeds to the Corporation of Cdn$5,644,890.

On December 23, 2010, the Company entered into a settlement agreement in connection with its Huizopa exploration project (the “Huizopa Project”), which is located in the Sierra Madre Occidental mountains in Chihuahua, Mexico.  The settlement related to a dispute over a joint venture relationship that the Company’s Mexican subsidiary, Minera Sol de Oro, S.A. de C.V. (“MSO”), had covering the Huizopa Project.  In connection with the settlement agreement, the Company entered into a related acquisition agreement pursuant to which the Company sold its 100% interest in MSO to Cormack Capital Group, LLC (“Cormack”) for proceeds of $3.5 million, payable over a five-year term, while retaining a 3% net smelter return royalty (“NSR”) over future production from the Huizopa Project.  If Cormack fails to make any of these payments, the Company may elect to re-acquire MSO from Cormack (and any amount of the $3.5 million already paid to the Company would be repayable by the Company to Cormack from 20% of the net proceeds from the Huizopa Project).  Cormack can reduce the Company’s NSR to 2% by making a $1.0 million payment to the Company and may also elect to pay up to 40% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange.  In addition, the Company will receive a production bonus payment of $5.0 million within one year of the commencement of commercial production at the Huizopa Project.  Cormack may elect to terminate the acquisition agreement any time prior to December 31, 2011 if, prior to such time, it has not entered into a binding agreement with a third party by which that third party agrees to (i) acquire all or a portion of MSO or its wholly owned subsidiary, Minas de Argonautas S. de R.L. de C.V. or (ii) provide funding for activities at the Huizopa Project.  If Cormack makes such an election to terminate, it will be obligated to convey all of the shares of capital stock of MSO to the Company or its designee for no additional consideration.

Subsequent Events

On January 6, 2011, Brigus Gold announced the results from the 2011 Black Fox Technical Report, which was based on the mine operations and reserves as of October 31, 2010 and included a Net Present Value of $359.4 million for the Black Fox mine using a 5% discount rate and a gold price of $1,200 per ounce.  Highlights from the 2011 Black Fox Technical Report include:

•	Mine life of 8.6 years based on existing reserves of 906,375 ounces of gold within 6.5 million tonnes at an average gold grade of 4.4 grams per tonne (“gpt”).
•	Processing rate of 730,000 tonnes per annum (2,000 tonnes per day (“tpd”)) and a recovery rate of 94%.
•	Average cash operating costs of $502 per ounce ($66.94 per tonne milled) with a break even gold price of $602 per ounce.
•	Capital costs, including sustaining capital, of $74.8 million.

Page 11	Brigus Annual Information Form 2010

•
The Net Present Value of Black Fox, at a 5% discount rate, is $359.4 million with pretax undiscounted cash flow of the project of $439.0 million from revenues of $932.1 million based on a gold price of $1,200 per ounce for 88% of the ounces produced and $500 per ounce for the remaining 12% of production ounces (in accordance with the gold stream agreement with Sandstorm).

•	Average annual production of 104,000 ounces of gold over the next five years of production.

The 2011 Black Fox Technical Report contains the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 2011 Black Fox Technical Report.  The foregoing summary, which is derived from the 2011 Black Fox Technical Report, is subject to the assumptions and qualifications contained in the 2011 Black Fox Technical Report.  Readers are directed to the 2011 Black Fox Technical Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure above.

On January 27, 2011, the Company and GLR Resources Inc. (“GLR”) announced that they had reached an agreement regarding the reimbursement by the Company to GLR in connection with certain equipment originally ordered by GLR.  This equipment was related to the Company’s wholly owned Goldfields Project in Saskatchewan, Canada.  Linear had acquired the Goldfields Project from GLR.  Pursuant to the agreement, the Company issued to GLR 1,396,134 common shares of the Company valued at Cdn$2,443,235 based on a deemed price of Cdn$1.75 per share and will make cash payments aggregating US$60,000.

On February 9, 2011, Brigus Gold announced Dana Hatfield will be appointed Chief Financial Officer following the retirement of Melvyn Williams, the Company’s current Senior Vice President and Chief Financial Officer.  Mr. Hatfield will join Brigus’ senior management team in March 2011 and will initially work alongside Mr. Williams who will remain with the Company through a transition period ending on June 30, 2011.  Mr. Hatfield, who joins the Company after serving as Senior Vice President, Finance, at Gammon Gold Inc. will be based in the Company’s head office located in Halifax, Nova Scotia, Canada.

The Company entered into an underwriting agreement dated March 9, 2011 with a syndicate of underwriters led by BMO Capital Markets, including Haywood Securities Inc., CIBC World Markets Inc., Cormark Securities Inc. and Paradigm Capital Inc.  Pursuant to the Underwriting Agreement, the Company agreed to sell and the Underwriters agreed to purchase $50,000,000 principal amount of senior unsecured convertible debentures.  The main features of the unsecured convertible debenture are (1) an interest rate of 6.5% per year, payable semi-annually in arrears on the last day of March and September commencing September 30, 2011 (2) a maturity date: March 31, 2016 (five years) (3) redemption right after 3 years (4) a conversion price of $2.45 per Brigus common share, and (5) an Issue price of $1,000 per Convertible Debenture.

On March 16, 2011, the Company announced that it has filed a final short form prospectus in respect of the previously announced bought deal offering.

On March 23, 2011 the Company announced the closing of the unsecured convertible debenture bought deal for $50.0 million.  The net proceeds were used to completely repay the existing Project Facility debt of $22.0 million held by RMB Australia Holdings Limited with the balance to be used to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development of the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill, and for general working capital purposes. On March 23, 2011, the convertible debentures were listed for trading on the Toronto Stock Exchange under the symbol “BRD.DB.U”.

Page 12	Brigus Annual Information Form 2010

Significant Acquisitions

The Arrangement involving Linear as described above was completed on June 25, 2010 and constituted a significant acquisition for the Company.  A business acquisition report (Form 51-102F4) was filed on SEDAR on October 13, 2010.

DESCRIPTION OF THE BUSINESS

General

Brigus is a Canadian-based mining company which is principally engaged in the extraction, processing, and refining of gold deposits as well as related activities including the acquisition, exploration and development of mineral properties principally located in North America. Brigus’ current sole mining operation is the Black Fox Mine.

The Company is also advancing the Goldfields Project, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100% interest in the Ixhuatán gold-silver advanced exploration project.  In the Dominican Republic, Brigus has a joint venture covering three mineral exploration projects.  Brigus holds a 3% net smelter royalty interest in the Huizopa Project, an early stage, gold-silver exploration project located in the state of Chihuahua, Mexico.

Portfolio Pipeline of Assets

Page 13	Brigus Annual Information Form 2010

Map of the Properties

Principal Property

1.	The Black Fox Mine and Mill
The technical report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 prepared by Wardrop Engineering Inc., (“Wardrop”) a Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 (the "2011 Black Fox Technical Report"), is incorporated herein by reference.  For the purposes of the disclosure required under section 5.4 of Form 51-102F2 – Annual Information Form, the (“Summary”) from the 2011 Black Fox Technical Report is reproduced in the attached Schedule A, and the Company incorporates by reference into this AIF the detailed disclosure contained in the 2011 Black Fox Technical Report.

The technical information contained in Schedule A is summarized or extracted from some of the main conclusions reached in the 2011 Black Fox Technical Report.  Readers are directed to the 2011 Black Fox Technical Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the disclosure contained in Schedule A.  The summary in Schedule A is not exhaustive.  The 2011 Black Fox Technical Report is intended to be read as a whole and sections should not be read or relied upon out of context.  The 2011 Black Fox Technical Report contains the expression of the professional opinions of the Qualified Person based upon information available at the time of preparation of the 2011 Black Fox Technical Report.  The disclosure contained in Schedule A, which is derived from the 2011 Black Fox Technical Report, is subject to the assumptions and qualifications contained in the 2011 Black Fox Technical Report.

Page 14	Brigus Annual Information Form 2010

Map of the Black Fox Mine and Mill

Black Fox – Property Description and Location

The Company wholly owns and operates the Black Fox Mine, an open pit and underground mining operation located in the Timmins Mining District in the Province of Ontario. The Black Fox mine site is situated 11 kilometres (“km”) east of Matheson, Ontario and the Black Fox Mill is 20 km west of Matheson, Ontario.  The Black Fox open pit mine and the Black Fox Mill have been in operation since May 2009 and commercial production from underground mine is expected in the second quarter of 2011.

During the fourth quarter of 2010 the Company became an unhedged gold producer with no gold derivative positions.  Beginning January 1, 2011, the Company sells 88% of its Black Fox production at the spot gold price and 12% at a current price of $500 per ounce under a gold stream agreement (“Gold Stream Agreement”).  The Company entered in the Gold Stream Agreement and received $56.3 million as an upfront payment in November 2010.  (See “Sandstorm Gold Stream Agreement” below.)

Brigus owns two exploration properties adjacent to the Black Fox mine site: (a) Grey Fox; and (b) Pike River, which together with the Black Fox mine site, comprise the Black Fox Complex.  The Black Fox Complex has a contiguous land package of 18 square km extending over a 6.5 km strike of the Destor-Porcupine Fault Zone.  The Black Fox Mill property, which hosts the historic Stock Mine deposit, covers 24.7 square km and is located 31 km west of the Black Fox Mine.  The mill property is extends over 6.0 km of the Destor-Porcupine Fault Zone.

Page 15	Brigus Annual Information Form 2010

The Destor-Porcupine Fault Zone is the known host structure of the Black Fox deposit, the historic Stock Mine deposit and many other occurrences of gold and gold mines in the Timmins Mining District.  The Destor-Porcupine Fault Zone is a deep break in the Precambrian rocks of the Abitibi Greenstone Belt.  The system regionally strikes east-west and dips variably to the south.  Black Fox lies on the southern limb of a large scale fold on a flexure in the Destor-Porcupine Fault where the strike changes from east-west to southeast.  Folded and altered ultra mafic and mafic are the host rocks for mineralization.  Gold occurs as free gold in quartz veining and stockworks in altered ultra mafics and in gold associated with pyrite in altered tholeiitic basalts.  The Timmins Mining District was first discovered in the early 1900s and has been a prolific producer of gold and other metals.

The Black Fox Complex, including the Grey Fox-Pike River properties, consists of 1,761.4 hectares of which: 356.4 hectares are leasehold patents, 733.6 hectares are owned by the Brigus, 129.2 hectares are leased by Brigus, 360.8 hectares where Brigus has surface rights only and 123.3 hectares where Brigus has mineral rights but no surface rights.

None of the currently defined reserves are subject to production royalties (although a portion of future production was sold pursuant to the Gold Stream Agreement).  However, the Company owns properties within the Black Fox Complex totalling 890.5 hectares that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on that property.

Access to both the Black Fox Complex and the Mill is via Highway 101 East.  The Black Fox Complex and its facilities are located on the south side of Highway 101 East 11km east of Matheson and the Black Fox Mill is located on the North side of Highway 101 20 km west of Matheson.  Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround.  The primary industries are forestry and mining, and Black Fox is located in a well established mining camp. Because of this, mining and exploration personnel as well as equipment can be found locally for projects in the area.  The historic Glimmer underground mine, formerly operated by Exall Resources Ltd, (“Exall”), is located within the property boundaries.  From 1997 until 2001, the Glimmer mine produced approximately 210,000 ounces of gold from underground workings.

Much of the old mine infrastructure was upgraded in 2010 to facilitate mine development.  New infrastructure to support open pit and underground mine operations include buildings and structures, truck shop, laboratory, administration building, the firewater/ freshwater pump house, and ancillary buildings.

The Black Fox Mill is fed from an existing 27 kilovolt (kV) power line to the mill site.  Power is distributed at the plant site from this 27 kV power line, a 5 mega volt ampere (MVA), 4,160 volt (V), 3 phase, 60 hertz (Hz) distribution transformer.

Fresh water at the Black Fox Complex is being supplied from a fresh water well.  Water from dewatering of the complex mine is channelled to the mine holding pond for recycling and or discharge through the Black Fox water treatment facility. Excess water is treated during the spring and summer months for discharge to the environment through the water treatment system.

Black Fox – History

The Black Fox Complex was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962.  In 1988, Glimmer Mine Inc. put together the property package using a combination of crown (i.e. lands owned by the Canadian government) and private lands.  In 1989, Noranda Exploration Company Ltd. (“Noranda”) entered into a joint venture agreement with Glimmer.  As a result of this agreement, Noranda held a 60% interest in the property.  During their ownership, Noranda merged with Hemlo Gold Mines Inc. (“Hemlo”).  Exall purchased the property from Hemlo in April 1996, obtaining an approximately 60% interest in the property with Glimmer retaining 40%.

Page 16	Brigus Annual Information Form 2010

In September 2002, the Company purchased all of the real estate and related assets of the mine, which ceased operations in May 2001, from Exall and Glimmer Resource Inc. (“Glimmer”) and renamed it “Black Fox”.  The Company paid Exall and Glimmer an aggregate purchase price consisting of Cdn$3.0 million in cash and an aggregate of 520,000 Common Shares (adjusted from the former Apollo common shares).  Pursuant to the terms of the acquisition, an additional Cdn$3.0 million was paid to Exall and Glimmer on January 6, 2006.

On July 28, 2008, the Company completed the acquisition from St Andrew of the former Stock Mine and Mill and related equipment, infrastructure, property rights, laboratory and tailings facilities, located near Timmins, Ontario for a purchase price of Cdn$20.0 million and the refund to St Andrew of its bonding commitment at the mill complex in the amount of approximately Cdn$1.2 million.

On November 6, 2007, the Company leased from the Frederick William Schumacher estate the surface and mining rights to lease parcels 16262, 16265 and 16266 all in the township of Hislop.  The properties were renamed Grey Fox.  The terms of the lease are as follows:
i)	Term of 20 years, with extensions of 20 year period at the discretion of the Company
ii)	Work commitment in the first 2 years of Cdn$1,000,000, which was fulfilled
iii)	Annual lease payments of Cdn$100,000, until commercial production royalties exceed Cdn$100,000 per annum
iv)	The royalty is a 3% net smelter return

On September 9, 2009, the Company completed the acquisition of the Pike River property, contiguous to the southeast boundary of the Black Fox Mine and the northwest boundary of the Grey Fox property.  The Pike River property was acquired from Newmont Canada Corporation (“Newmont”).   Brigus paid Cdn$100,000 to Newmont and granted a perpetual 2.5% net smelter production royalty to Newmont from the sale or other disposition of all materials produced from the Pike River property pursuant to a royalty agreement, dated March 25, 2009, between Newmont and Brigus.  In addition, as further consideration, within 30 days following the earlier of (i) the date that at least 500,000 ounces of gold equivalent minerals sufficient to be reported pursuant to Canadian National Instrument 43-101 combined reserves (proven and probable) and resources (measured, indicated and inferred) are determined to exist within the Pike River property, or (ii) the commencement of commercial production from any portion of the Pike River property, Brigus shall pay an additional sum of Cdn$1 million to Newmont.  The royalty agreement also contains a first right to negotiate in favour of Newmont pursuant to which, if Brigus wishes to option, joint venture, assign, transfer, convey or otherwise dispose of its rights or interests in and to its Black Fox property (but excluding a corporate merger transaction), Brigus must first notify Newmont of its intentions so that Newmont may consider a possible acquisition from Brigus of a portion or all of its interest in the Black Fox property.

Page 17	Brigus Annual Information Form 2010

Map of the Black Fox Complex

Black Fox – Mine and Mill Operations

Open pit mining of ore and waste at Black Fox is conducted 24 hours per day 7 days per week, subject to weather conditions, construction closures and scheduled maintenance.  Mining of ore and removal of overburden is performed by three excavators, five CAT 777 90-tonne haul trucks and three drills in addition to ancillary equipment.  This mining fleet averages approximately 30,000 tonnes per day (“tpd”) ore and waste.  The mining of ore is only done during daylight hours.  Ore is crushed to -150 mm at the mine site and is transported to the Black Fox mill by a fleet of contract road trucks.

In May 2010, the Company awarded the underground development contract to Cementation Inc., which mobilised during June 2010.  From June to December 31, 2010 Cementation and Brigus crews completed 1,643 m of ramp and lateral development, and rehabilitated the existing ramp down to the 235 level.  Construction work included a new ramp from the 235 metre (“m”) level to surface (494.7 m) which will replace the existing ramp, plus a new ventilation and service raise capable of supporting future mine production.

The new ramp, new ventilation and service raise were completed in March and some pre-production ores were produced.  Commercial production from underground is scheduled for April 2011.  Capital expenditures of $30.9 million in 2010 were primarily related to the development of the underground mine at Black Fox, new mining infrastructure and underground mining equipment.  For the mine site infrastructure including the new administration and technical offices, miners’ change house, sample preparation and core logging facilities as well as the construction of a new mine maintenance workshop.

Page 18	Brigus Annual Information Form 2010

The mine plan for Phase 2 of the open pit also required that the existing ventilation and services raise be moved and replaced with a larger capacity facility. In July 2010, construction of a new ventilation and services raise from surface down to the 235 m level commenced.  The new ventilation and services raise, which includes the secondary egress manway, was commissioned on March 1, 2011.  The associated underground services, including fans, heaters, compressed air and power supply, will enable increased utilization of major mining equipment and result in an acceleration of development progress.

To gain access to the open pit Phase 2 ores required Black Fox to remove 3,500,000 tonnes of alluvial over burden.  This task commenced in July 2010 and was completed in March 2011.

The new underground ramp from the 235m level to the surface was completed in late March 2011 allowing ore mining from the underground to commence. The mining of ore from the Phase 2 open pit began on March 21, 2011 following the removal of the old ventilation facility.

Underground mining is expected to reach commercial rate of production of 800 tpd of ore in the second quarter of 2011.  The underground production rate is expected to continue to ramp up to 1,100 tpd of ore by the end of 2011.  Mining of underground ore will be performed by the Company using its own equipment and employees including four LHD units, 2 50-tonne haul trucks, three production drills, three ground support units, a grader and several pieces of support equipment.

Underground ore will be produced primarily by using the cut and fill mining method, accessed from a series of declines and 5 m by 5 m ramps from the main ramp to surface.  The underground portion of the Black Fox Project is expected to extend from below the existing open pit mine (near 200 m depth below surface) to approximately 500 m depth below surface.  Ore access drifts are planned at 4 m wide by 4 m high with stopes up to 6 m wide and 4 m high planned.  Where the ore width is more than 6 m, the mining method selected is a sill drift (6 m wide by 4 m high) with cemented backfill.  Succeeding overhead cuts will be mined in a similar method but using uncemented rockfill when multiple pass drift and fill is not required.

Ore from open pit and underground mining is crushed to -150 mm at the mine site and is transported to the Black Fox mill by a fleet of contract road trucks.  The ore is stockpiled at the mill site and fed via a conveyor system to the crushing circuit, with a crushing capacity of 160 tonnes per hour, where it is reduced from -150mm through three stages of crushing to -10mm.  This crushed product is transferred to a 1,500 tonne fine ore surge bin.  The ore is then fed into a grinding circuit at a planned rate of 2,000 tonnes per operating day through two stages of closed circuit ball milling.  Soluble gold is recovered by adsorption upon granular activated carbon in CIC, CIL, and CIP trains at an efficiency of 90% to 95%.  Gold is removed from the carbon in a high temperature strip tank in a closed circuit with electro-winning deposition.  Gold plate is further refined by induction smelting and cast in 1,000 ounce moulds before shipment to the refiner.  After extraction of the gold the ores are discharged into the tailing impoundment area.

Property, plant and equipment at the mine consists of an administration office, change house facilities, workshop facilities, core sheds and surface infrastructure for the underground mine (pumps, heating, etc).  Property, plant and equipment at the Black Fox mill consists of an administrative office, electrical and mechanical shops, laboratory and a 2,000 tonnes per day mill for processing the Black Fox ores.

Page 19	Brigus Annual Information Form 2010

All mill facilities and equipment are in good working order.  The mill operations were started in April 2009 and commercial production commenced in late May 2009.  Within the mill property, there is also a permitted tailings compound.  Both the Black Fox Mine and Mill use power supplied by Hydro One.

Brigus owns properties within the Black Fox Complex totalling 875.7 hectares that are subject to net smelter return royalties, ranging from 2.0% to 3.25%, if there is production in the future from any reserves found on that property.

Safety:  Brigus is committed to providing a safe work environment for its employees, and the responsible stewardship of its environment.  During 2010, the Black Fox Mine and Mill reported no lost time accidents and up to March 25, 2011 have continued to operate without any lost time accident.

In March 2011, Black Fox was recognized by the Porcupine Northern Ontario Mines Safety Group with the Angus D. Campbell Trophy for the member mining company with the lowest lost time accident frequency record.

Black Fox – Gold Sales and Production

Gold ounces sold during the year ended December 31, 2010 were 69,922 ounces, including 52,729 ounces delivered against the forward sales contracts at a realized price of $876 per ounce with the balance of 17,193 ounces of gold (25%) being sold into the spot market at an average gold price of $1,305 per ounce, and resulting in an average realized gold price for the year of $981 per ounce.  This compares to sales of 46,016 ounces, all of which were delivered into the hedge forward contracts at an average realized gold price of $876 per ounce during 2009.  The total cash cost per ounce of gold sold for the twelve months ended December 31, 2010 was $589 per ounce compared to $567 per ounce for the twelve months ended December 31, 2009.   It should be noted that Black Fox commenced commercial production of gold in May 2009.

During the twelve months ended December 31, 2010, 6,354,000 tonnes of material was mined from Phase 1 of the open pit of which 792,000 tonnes were gold ore and 5,562,000 tonnes were waste rock resulting in a strip ratio of 7.0:1 compared to the year ended December 31, 2009 when 4,869,000 tonnes were mined from Phase 1, of which 642,000 tonnes was ore, resulting in a strip ratio of 6.6:1.   In addition to the Phase 1 tonnes mined during 2010, an additional 3,199,000 tonnes of overburden material was removed in preparation for the mining of Phase 2 of the open pit.  The overburden removal will continue into the first quarter of 2011 and ore production from Phase 2 is scheduled to commence in March 2011.  The costs of the 2010 overburden removal were charged to mine operating costs in 2010 as they are incurred (US GAAP) even though no ores will be produced from Phase 2 until 2011.

During the twelve months ended December 31, 2010, the Black Fox mill processed 718,400 tonnes of ore (1,968 tonnes per day), at an average grade of 3.17 grams of gold per tonne and a  recovery rate of 92%, achieving total gold production of 67,499 ounces,  compared to 52,152 ounces produced, which included 5,531 ouncese produced from toll processing, during the twelve months ended December 31, 2009.  The 45% increase in gold production from Black Fox Mill over 2009 is because the mill commenced production in May 2009 and therefore the operating time was less than eight months during 2009.  The mill average throughput of 1,968 tonnes per day in 2010 was higher than the 1,732 tonnes per day for 2009 as improvements in operating the mill have been implemented since the mill start up in 2009.

Black Fox – Sandstorm Gold Stream Agreement

On November 9, 2010, Brigus entered into the Gold Stream Agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013 and as a result Brigus is now an unhedged gold producer with no gold derivative contracts.

Page 20	Brigus Annual Information Form 2010

Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus has the option, for a 24 month period, to reduce the Gold Stream Agreement to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

Black Fox – Mineral Reserves and Resources

The 2011 Black Fox Technical Report also included the estimated reserves and resources statement for Black Fox at October 31, 2010, which was since updated to reflect depletion from production from the end of October to December 31, 2010.  The year-end 2010 reserves and resources for Black Fox and consolidated totals are shown in the tables below.

At December 31, 2010, Black Fox had approximately 0.9 million ounces of gold contained within 6.3 million tonnes at an average gold grade of 4.4 gpt in Proven and Probable Reserves.  The Company’s consolidated total Proven and Probable Reserves, including Black Fox and the Goldfields Project, total 1.9 million ounces of gold contained within 31.7 million tonnes at an average gold grade of 1.9 gpt.

The 2011 Black Fox Technical Report indicated a large reduction in Inferred Resources for Black Fox from the previous 2008 estimate, due to a review of this classification of resources.  There are a number of individual, yet very positive drill results from drill holes distant from the existing mine reserves.  These were included in previous resource estimates, but excluded from the current resource estimate as they were considered by Brigus and Wardrop to be too far from the main deposit and too far apart to be included within the Inferred Resource category.  Follow up and infill drilling around these drill holes provides the Company with high-priority exploration targets and a further opportunity for future resource additions.  Prior to June 2010, drilling to expand Black Fox resources and reserves was limited from 2008 to early 2010 due to capital constraints.

The Qualified Person who reviewed the reserve and resource tables and footnotes presented below is Brigus’ Chief Operating Officer and Vice President Richard D. Allan, P. Eng.

Page 21	Brigus Annual Information Form 2010

Estimated Gold Mineral Proven and Probable Reserves as of December 31, 2010

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
		Gold			Gold			Gold
Property	Tonnes	Grade	Gold 3	Tonnes	Grade	Gold 3	Tonnes	Grade	Gold 3
		(gpt)	(oz)		(gpt)	(oz)		(gpt)	(oz)
Black Fox Mine
Open Pit	-	-	-	3,113,000	3.2	321,800	3,113,000	3.2	321,800
Underground	-	-	-	2,936,000	5.9	560,000	2,936,000	5.9	560,000
Stockpile	287,000	1.5	14,000	-	-	-	287,000	1.5	14,000
Sub-Total Black Fox1,2	287,000	1.5	14,000	6,049,000	4.5	881,800	6,336,000	4.4	895,800
Goldfields – Box2	2,317,700	1.7	126,900	12,590,300	1.4	559,000	14,908,000	1.4	685,900
Goldfields – Athona2				10,483,000	1.0	344,500	10,483,000	1.0	344,500
Total	2,604,700	1.7	140,900	29,122,300	1.9	1,785,300	31,727,000	1.9	1,926,200

Footnotes to Proven and Probable Reserves table:
1.
Estimated Black Fox reserves and resources are based on $1,150/oz Au for 88% of production and $500/oz Au for gold sold through the gold stream agreement from the 2011 Black Fox NI 43-101 Technical Report prepared by Wardrop Engineering Inc., January 2011.  The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff.  Estimated Black Fox reserves and resources are shown as at December 31, 2010, net of mining depletion from October 31, 2010, which was the date of the data in the independent Technical Report.

2.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses.  Goldfields reserves and resources are based on $750/oz Au and 2% NSR.  Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.

3.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Page 22	Brigus Annual Information Form 2010

Estimated Gold Mineral Measured and Indicated Resources, Including Reserves, as of December 31, 2010

	Measured Resources			Indicated Resources			Measured & Indicated Resources
		Gold	Gold & Au		Gold	Gold & Au		Gold	Gold & Au
Property	Tonnes	Grade	Equiv. 4	Tonnes	Grade	Equiv. 4	Tonnes	Grade	Equiv. 4
		(gpt)	(oz)		(gpt)	(oz)		(gpt)	(oz)
Black Fox Mine
Open Pit	-	-	-	3,123,000	4.4	444,800	3,123,000	4.4	444,800
Underground	-	-	-	2,505,000	7.2	579,200	2,505,000	7.2	579,200
Stockpile	287,000	1.5	14,000	-	-	-	287,000	1.5	14,000
Sub-Total Black Fox1,2	287,000	1.5	14,000	5,628,000	5.7	1,024,000	5,915,000	5.5	1,038,000
Goldfields – Box2	2,401,000	1.7	129,000	14,500,000	1.3	623,000	16,901,000	1.4	753,000
Goldfields – Athona2	-	-	-	10,878,000	1.0	333,000	10,878,000	1.0	333,000
Ixhuatán3	1,320,000	5.1	217,000	8,050,000	2.5	687,000	9,370,000	3.0	905,000
Total	4,008,000	2.8	360,000	39,056,000	2.1	2,667,000	43,064,000	2.2	3,029,000

Footnotes to Measured and Indicated Resources table:
1.
Estimated Black Fox reserves and resources are based on $1,150/oz Au for 88% of production and $500/oz Au for gold sold through the gold stream agreement from the NI 43-101 Technical Report prepared by Wardrop Engineering Inc., January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff. Estimated Black Fox reserves and resources are shown as at December 31, 2010, net of mining depletion from October 31, 2010, which was the date of the data in the independent Technical Report.

2.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses. Goldfields reserves and resources are based on $750/oz Au and 2% NSR. Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.

3.
The Ixhuatán NI 43-101 Technical Report was prepared by Giroux Consultants Ltd., with the effective date for estimated resources of June 2006. Ixhuatán’s resources and gold equivalency are based on $825/oz Au and $12.75/oz Ag. The Ixhuatán resources represented here are based on a gold cutoff grade of 1.0 gpt. Ixhuatán resources in the Technical Report were presented in a series of gold cutoff grades from 0.5 gpt to 2.0 gpt.

4.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Page 23	Brigus Annual Information Form 2010

Estimated Gold Mineral Inferred Resources as of December 31, 2010

	Inferred Resources
		Gold	Gold & Au
Property	Tonnes	Grade	Equiv. 4
		(gpt)	(oz)
Black Fox Mine
Open Pit	670,000	2.6	55,700
Underground	115,000	5.8	21,500
Sub-Total Black Fox1,2	785,000	3.1	77,200
Goldfields – Box2	3,710,000	0.9	111,000
Goldfields – Athona 2	2,198,000	0.8	59,000
Ixhuatán3	7,130,000	1.7	388,000
Total	13,823,000	1.4	635,200

Footnotes to Inferred Resources table:
1.
Estimated Black Fox reserves and resources are based on $1,150/oz Au for 88% of production and $500/oz Au for gold sold through the gold stream agreement from the NI 43-101 Technical Report prepared by Wardrop Engineering Inc., January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff. Estimated Black Fox reserves and resources are shown as at December 31, 2010, net of mining depletion from October 31, 2010, which was the date of the data in the independent Technical Report.

2.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses. Goldfields reserves and resources are based on $750/oz Au and 2% NSR. Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.

3.
The Ixhuatán NI 43-101 Technical Report was prepared by Giroux Consultants Ltd., with the effective date for estimated resources of June 2006.  Ixhuatán’s resources and gold equivalency are based on $825/oz Au and $12.75/oz Ag.  The Ixhuatán resources represented here are based on a gold cutoff grade of 1.0 gpt. Ixhuatán resources in the Technical Report were presented in a series of gold cutoff grades from 0.5 gpt to 2.0 gpt.

4.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Black Fox – Geology

The Black Fox deposit sits astride the Destor-Porcupine Fault Zone and is open at depth and along strike to the southeast.  Black Fox is being mined as an open pit and underground mining operation.  Black Fox commenced mining from the open pit in May 2009 and is expected to achieve commercial production from the underground operations in the second quarter of 2011.

Page 24	Brigus Annual Information Form 2010

The former Glimmer underground gold mine operated on the Black Fox property over the period 1997-2001, and produced approximately 211,000 oz of gold by contract milling.  Underground mining extended to depths of approximately 200 m to 215 m below the surface before operations were suspended due to low gold prices in May of 2001.

The Black Fox mineralization is subdivided into three main domains based on the continuity and style of the mineralization.  The first is called the “Main Zone” and is delineated by the primary domain of shearing and mineralization.  It is broader near surface reaching a maximum true width of 150 m normal to strike and dip and narrows at depth.  It averages approximately 80 m normal to strike and dip and has currently been drill tested to 600 m below surface.  Within the “Main Zone”, the mineralization occurs along both a foliated fabric cut by discrete shear zones and as stockwork carbonate veining.

The second mineralization domain is called the “Flow Zones”. This mineralization occurs as numerous sigmoid and lens shaped bodies completely hosted within or adjacent to the “Main Zone”.  The gold mineralization within these bodies has good geologic and grade continuity.  The rock is distinctive with strong foliation, pervasive shearing and can be correlated reasonably well between adjacent drill holes.

The third mineralization domain is High Grade (“HG”) Indicator Zone.  This was a probabilistic approach to define the zones of mineralization over an average gold grade of 2 grams per tonne (“gpt”).  This HG Indicator Zone was constrained within the Main Zone and overlapped at times on the Flow Zone. Each of the three mineralization domains was modeled independently.

Black Fox – Exploration

Beyond the known mineral reserves and resources, upside potential exists for resource additions from ongoing exploration drilling at the Black Fox Complex and Black Fox Mill property.  The Black Fox ore body remains open at depth and along strike. Further potential is demonstrated by ongoing drilling success at the Contact Zone gold deposit and the Gibson Zone, each located within the Black Fox Complex, within 3.5 km to the southeast of the mine.

The Company began exploration of the Black Fox mine site in 2003.  The exploration drilling programs intersected significant gold mineralization in both near surface and down-dip of the former Glimmer mine as well as along strike.

From 2003 to 2007, the Company conducted a drilling program during which 504 surface core drill holes totalling 149,548 m and 396 underground holes totalling 78,644 m were completed.  The Company’s drilling supplemented the data from the 286 surface and 707 underground drill holes drilled by the previous owners.  In 2008 and 2009, the Company drilled 69 holes for a total of 13,651 m on the Grey Fox and Pike River properties, which are adjacent to the Black Fox mine site.

The 2008 drilling program of 16 core holes was successful in intersecting gold mineralization in rocks similar to the host rocks of the Black Fox ore on the Destor-Porcupine Fault Zone.  The Company called this north-south mineral structure the Contact Zone. The 2008 drilling program also hit very high grade gold mineralization in a silicified breccia within the Contact Zone.

The 2009 drilling program completed 53 holes at the Contact Zone at the Grey Fox and Pike River properties.  Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones.

Page 25	Brigus Annual Information Form 2010

Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the Contact Zone on the Grey Fox-Pike River properties located about 3.5 km southeast of the Black Fox Mine.  Drilling by Brigus in 2008 and 2009 on the Contact Zone highlighted the potential for significant gold resources with the possibility of underground mining.  The Contact Zone consists of a steeply dipping mineralized fault contact between the north-south trending metasediments and mafic volcanic rocks, and two other parallel mineralized zones.  Following drilling completed in 2010, the Contact Zone has been extended for at least 1,200 m and is open along strike and at depth.  The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m.  Most of the 2009 and 2008 drilling was relatively shallow, concentrated within 120 m of bedrock.

On April 6, 2010 the Company commenced its 2010 surface drilling program at the Black Fox Mine Complex, which includes the Black Fox mine and Grey Fox/Pike River properties.  The program focused on (a) step-out drilling which is intended to expand the Black Fox gold deposit along strike and down-dip, and (b) drilling in and around the Contact Zone within the Grey Fox-Pike River properties, including five exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone and the Grey Fox South Zone.  All targets, including the Contact Zone, are located within four km of the Company’s operating Black Fox Mine, providing the opportunity for Black Fox resource additions and rapid advancement.

In 2010, and including the period to March 11, 2011, a total of 106 surface drill holes for 43,067 m have been completed on the Black Fox Complex, including (a) four surface exploration drill holes (3,407 m) at the Black Fox Mine, and (b) 88 surface exploration holes (32,785 m) on the Pike River and Grey Fox properties, including the Contact Zone, and (c) 14 condemnation drill holes (3,468 m) around the Black Fox Mine.  In January 2011, a drilling program commenced on the Black Fox Mill property, and as of March 11, 2011, two drill holes have been completed for 935 m.

Highlights from the most recent assay results, including some of the best drill results to date from the Contact Zone, included (all uncut, average gold grades with estimated true widths, unless otherwise noted):

Contact Zone

•	GF10-133:
o	12.60 gpt over core length 9.75 m
▪	including 20.43 gpt over core length 3.43 m

•	GF11-147:
o	9.04 gpt over core length 18.00 m
▪	including 19.27 gpt over core length of 7.00 m
o	3.10 gpt over core length of 9.70 m
▪	including 5.32 gpt over core length of 3.00 m

•	GF10-116:
o	4.40 gpt over core length 4.30 m

•	GF10-131:
o	2.97 gpt over 7.40 m
▪	including 6.45 gpt over 2.23 m

Page 26	Brigus Annual Information Form 2010

•	GF10-136:
o	11.8 gpt over 5.52 m
▪	including 24.16 gpt over 2.57 m

•	GF11-140:
o	3.14 gpt over 10.84 m
▪	including 7.36 gpt over 3.99 m

The complete results from drilling are located on the Company’s website at www.brigusgold.com.  Drilling is continuing with three drills testing gold targets on the Pike River and Grey Fox properties and one drill at the Black Fox Mill property.

The drilling program at the Black Fox Mill property is targeting gold mineralization below the former Stock gold mine workings and potential new gold mineralized zones along strike. The Stock Mine is hosted by the Destor-Porcupine Fault Zone.  The former Stock Mine comprises a 3-compartment shaft developed to a depth of 275 m below surface.  A production ramp extends from the 140 metre level to approximately 330 m below surface.  Between 1988 and December 2000, the Stock Mine operated intermittently and produced 131,000 ounces of gold from 824,000 tonnes of ore at an average of 5.5 grams of gold per tonne mined from the N2, West and East zones.

The exploration potential at the former Stock Mine is highlighted by historic surface drill hole results.  Some of the key results were 6.5 gpt gold over 5.2 m at an approximate depth of 150 m below the mine workings in hole S96-02, 14.5 gpt over 3.0 m and 10.7 gpt over 1.0 m in hole S98-14 and 1.1 gpt over 12.0 m, including 6.1 gram per tonne gold over 2.0 m, in hole S03-11 (drilled 50 m east of S98-14), on the Discovery West zone, located 150 m west of existing mine workings.

A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 17-square km Black Fox Complex.  In addition, line cutting at the Black Fox Complex was completed in September, 2010 in preparation for the advanced Quantec Titan 24 IP geophysical system survey.  The Titan survey was completed in October 2010.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets.  Final geophysical survey reports were delivered in December 2010.

Senior Exploration Project Manager John A. Dixon, P. Geo., reviewed the above technical exploration information as the Qualified Person for the Company.

Black Fox – Environmental and Regulatory Considerations

Brigus’ mining, exploration, development and production activities are subject to extensive regulation at the federal, provincial and local levels in the countries in which the Company operates.  These regulations relate to, among other things, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.  These laws are continually changing and, in general, are becoming more restrictive.

The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.  Changes to current local, state or federal laws and regulations in the jurisdictions where the Company operates could require additional capital expenditures and result in an increase in the Company’s operating and/or reclamation and closure costs.  Although the Company is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

Page 27	Brigus Annual Information Form 2010

At the Black Fox Mine and Mill, the primary enabling environmental permits necessary for the continuing development and operation of the mine and mill include:

•	Permit to Take Water – for the withdrawal of surface or ground water quantities in excess of 50 m3/day – including mine underground or open pit dewatering.
•	Certificate of Approval/Air – for treatment and discharge of emissions to air, including management of dust and noise in emissions.
•	Certificate of Approval/Industrial Sewage Works – for collection, treatment, and discharge of wastewaters.
•	Approved Closure Plan including posting of financial assurance for closure.

The Black Fox operations are fully permitted.  The mine and mill were previously under separate ownership and, therefore, the facilities were permitted separately.  The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

Applicable regulatory authorities have approved closure plans for the Black Fox Mine and Mill.  The closure plan at the mill includes provision for five years water treatment following the completion of mining activities.  To the best knowledge of the Company, neither the Black Fox mine nor the mill has any known legacy environmental liabilities.

Black Fox – First Nations Considerations

Brigus is committed and works diligently to maintain positive, cooperative and a mutually beneficial relationship with the local First Nations community and all of its neighbours in the community around the Black Fox Complex and mill.  The local First Nations community comprise the Wahgoshig First Nations of Ontario (“Wagoshig”).

The Company recognizes the unique cultural, developmental, educational, training and employment needs, land use and environmental interests of the Wagoshig.  The Company has signed a Memorandum of Understanding (“MOU”) with the Wagoshig.  The MOU provides a framework for how the parties work together during the construction, development and operations of Black Fox Complex and mill.  The Company and the Wagoshig are in the process of finalizing an Impact Benefit Agreement regarding the Black Fox operations.

Other Properties

2.	Goldfields Project, Saskatchewan

Goldfields – Property Description and Location

The Company owns a 100% interest in the Goldfields Project located on the north shore of Lake Athabasca in the northwestern portion of Saskatchewan, Canada.

Page 28	Brigus Annual Information Form 2010

Location Map of the Goldfields Project, Saskatchewan

The Goldfields property is situated approximately 55 km south of the Saskatchewan and Northwest Territory boundary and approximately 75 km east of the Saskatchewan and Alberta boundary.  The property forms a rough triangle approximately 23.3 km southwest, 17.6 km northeast and 23.3 km southeast of Uranium City, Saskatchewan.

Both the Box and Athona deposits are envisioned as large tonnage, open pit mining operations, using a central 5,000 tpd mill processing facility.  The two deposits are approximately two km apart.  The Box deposit is located on a peninsula west of Neiman Bay on Lake Athabasca.  The Athona deposit is located approximately 0.6 km southeast of Neiman Bay.

The Goldfields property consists of 31 contiguous mining claims plus five mining leases, covering 25,685 hectares in the Beaverlodge Lake area in the Northern Mining District of Saskatchewan.

Franco-Nevada Corporation has a 2% NSR for the Box and Athona deposits.  The royalty covers an area of interest of 16 kms extending inward from the external property boundaries of the Box property, Athona property, Fish Hook Bay property and the Nicholson Bay property.

Page 29	Brigus Annual Information Form 2010

The Box area is also subject to a 1.5% NSR on all production beneath 50 m below the mean sea level on the original Cominco mining claims.  This royalty does not apply to the current Box mine plan since it is above the minus 50 m below sea level elevation.

Access to the Goldfields project site is via a network of gravel and dirt roads from Uranium City with one branch leading to the former Box mine site.  Uranium City is serviced by regular scheduled flights originating from Saskatoon.  Charter air service is also available from the northern communities of Prince Albert, La Ronge and Stony Rapids.  Heavy equipment and supplies may be transported by barge service operating from Stony Rapids, Saskatchewan to the communities along the shore of Lake Athabasca from mid-May to early October.

Proposed mine development and future mill processing would use water from surrounding bodies of water.

Electric power for the Goldfields site will be supplied by SaskPower via an existing power line and right of way.

Goldfields – History

The Goldfields property derived its name from the former mining town of Goldfields located between the historic Box gold mine to the west and the historic Athona gold mine to the southeast.  Gold was first discovered in Saskatchewan in the North Saskatchewan River near Prince Albert in 1859. Saskatchewan began producing gold in small quantities in the early 1900s and possibly earlier from panning and dredging operations on the North Saskatchewan River and its tributaries.

On June 27, 1939, the historic Box mine went into production at a low tonnage after reported expenditures of Cdn$4,000,000.  The milling rate stepped up to over 1,200 tpd in December 1939.  The first gold brick (then worth Cdn$30,000) was poured on August 15, 1939.  A total of 8,000 ounces of gold (then valued at Cdn$288,000) was produced at an operating cost of $1.81 per tonne in 1939.  During 1940, the milling rate averaged 1,400 tpd and it is believed that the mine was only marginally profitable.  The historic Box mine shut down in 1942.  During its life, the historic Box mine produced 64,066 ounces of gold from 1.29 million tonnes of ore at an average grade of 1.54 gpt.

In the late 1980s, there was significant gold exploration in the province.  In 1987, Lenora Exploration Ltd. and Mary Ellen Resources Ltd. (later to become GLR), jointly optioned the Box and Athona properties.  Between 1987 and 1994, additional drilling was completed by GLR.

On August 20, 2009, the Company completed the acquisition of a 100% interest in the Goldfields Project from GLR.  The Company paid GLR Cdn$5.0 million in cash and issued 727,272 common shares of a predecessor company, Linear, then valued at Cdn$1.95 per Linear share, as consideration for a 100% interest in the Goldfields Project assets.  In addition to the cash payment and shares issued, the Company assumed equipment construction contracts previously entered into by GLR.

On January 25, 2011, Brigus and GLR reached an agreement regarding the reimbursement by Brigus to GLR in connection with certain equipment originally ordered by GLR for the Company’s Goldfields Project.  Pursuant to the agreement, the Company issued 1,396,134 common shares of Brigus to GLR and made the first of three $20,000 cash payments in the first quarter of 2011.  Total cash paid will be $60,000.

Page 30	Brigus Annual Information Form 2010

Goldfields – Technical Reports

In September 2009, Bikerman Engineering & Technology Associates, Inc. (“Bikerman”) completed an updated NI 43-101 Technical Report for the Box deposit, initially dated June 2007 and revised on May 12, 2008 (“Box-Goldfields Technical Report”).  Bikerman also completed a pre-feasibility study in a NI 43-101 Technical Report of the Athona deposit dated September 25, 2009 (“Athona-Goldfields Technical Report”).  Bikerman had previously produced NI 43-101 technical reports for the previous owner of the project.

Subsequently, the Company has completed a further review of the capital and operating cost estimates included in the Box-Goldfields Technical Report, adjusting for increased industry costs, potential changes in scope, and changes to the currency exchange rates, which while not conclusive, indicate that costs may exceed the estimates provided in the reports and accordingly could impact the value of the project.

In the fourth quarter of 2010, the Company retained March Consulting Associates Inc. and Wardrop to complete additional engineering and design work and an updated resource model.  The work is ongoing as of the date of this report.

Goldfields – Mineral Reserves and Resources

The Goldfields Project’s estimated gold mineral reserves and resources from the Box-Goldfields Technical Report and Athona-Goldfields Technical Report are summarized in the table below.

Goldfields Project’s Estimated Gold Mineral Reserves and Resources as of September 2009

	Proven & Probable Reserves			Measured & Indicated Resources, including Reserves			Inferred Resources
		Gold			Gold	Gold and		Gold	Gold
Goldfields Project	Tonnes	Grade	Gold	Tonnes	Grade	Gold Equiv.	Tonnes	Grade
		(gpt)	(oz)		(gpt)	(oz)		(gpt)	(oz)
Box deposit	14,908,000	1.4	685,900	16,901,000	1.4	753,000	3,710,000	0.9	111,000
Athona deposit	10,483,000	1.0	344,500	10,878,000	1.0	333,000	2,198,000	0.8	59,000
Total Goldfields	25,391,000	1.3	1,030,400	27,779,000	1.2	1,086,000	5,908,000	0.9	170,000

Footnotes to Goldfields Reserves and Resources Tables, above and below:
1.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses. The technical reports assumed recovery rates of 93% at Box and 89% at Athona.

2.
Goldfields reserves and resources are based on $750/oz Au and 2% NSR. Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt. The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.

3.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Page 31	Brigus Annual Information Form 2010

Based on the Box-Goldfields Technical Report and Athona-Goldfields Technical Report Goldfields Project, the in-pit estimated reserves using a $750 gold price and a 0.25 gpt cutoff grade are summarized as follows:

	September 2009 Studies
	Feasibility Study Box Mine	Pre-Feasibility Study Athona Deposit	Goldfields (Box + Athona)
Proven & Probable Reserve (Gold Ounces)	685,900	344,500	1,030,400
Tonnes	14,908,000	10,483,000	25,391,000
Grade (grams per tonne)	1.43	1.02	1.26
Stripping Ratio	3.42:1	2.47:1	3.03:1
Base Case Gold Price	$750	$750	$750
Estimated Mine Life	8.4 years	5.9 years	14.3 years

Deposit	Catergory	Tonnes	Grade (Au g/t)	Ounces	Strip Ratio
Box(1)	Proven	2,317,700	1.70	126,900
	Probable	12,590,300	1.38	559,000
	Total	14,908,000	1.43	685,900	3.42:1
Athona(2)	Proven	-	-	-
	Probable	10,483,000	1.02	344,500
	Total	10,483,000	1.02	344,500	2.47:1
Goldfields Project	Proven	2,317,700	1.70	126,900
(Box + Athona)	Probable	23,073,300	1.22	903,500
	Total	25,391,000	1.26	1,030,400	3.03:1
(1)       Feasibility level  study
(2)       Pre-Feasibility level study

The Company’s consolidated estimated mineral reserves and resources are presented in the tables “Estimated Gold Mineral Proven and Probable Reserves as of December 31, 2010” on page 22 and “Estimated Gold Mineral Measured and Indicated Resources, Including Reserves, as of December 31, 2010” on page 23.

Goldfields – Geology

The Goldfields property lies within the Western Craton Tectonic Zone of the Churchill Structural Province.  The Western Craton mainly consists of Archean basement, Lower Proterozoic granite plutons and migmatites, and remnants of both Archean and Early Proterozoic supracrustal belts.  The project area falls within the Nevins Lake Block, a geological terrane represented mostly by supracrustal rocks that host a number of discrete granite plutons.  The Box deposit is hosted by a granitic sill-like body, the Box Mine Granite (BMG) contained within a series of meta-sedimentary lithologies. These rocks have undergone two metamorphic and deformational events.  In the first, metamorphism reached amphibolite facies and deformation produced a dominant regional fabric, sub-parallel to original bedding.  Partial melting occurred in certain units, producing migmatites with associated growth of feldspar-quartz porphyroblasts.  Later, regressive, greenschist facies metamorphism corresponded with deformation of the earlier foliation.  The deposit lies on the north western limb of a major syncline (the Goldfields syncline) which, together with associated minor folds, was produced during this later deformational event.  The area that immediately surrounds the Box deposit, referred to as the Greater Beaverlodge area, hosts a wide variety of mineralization that supported one former gold mine, 14 former uranium mines, and contains a large number of gold, platinum group, and uranium deposits and occurrences.  Most of the gold occurrences in this region are located within the Nevins Lake Block granites; the most favourable intrusives appear to be smaller, highly fractured, sill-like bodies.
Box Deposit

Page 32	Brigus Annual Information Form 2010

The Box deposit is a complex of auriferous quartz vein sets infilling fractures caused by several shearing and faulting events.  The host rock is composed of a suite of metasedimentary lithological units, which has been subjected to various alteration processes common to hydrothermal fluid migration.

The Box ore body is contained in a predominantly red granitic sill-like body 760 m long and averaging 55 m wide.  This body and enclosing rocks strike northeast and dip 42° to the southeast and is located on the northwestern limb of the Goldfields syncline.

The ore minerals occur in the vein quartz and, to a much lesser extent, in the granite. Native gold is comparatively rare.  It is not uniformly distributed through the granitic body but forms higher grade ore along the hanging wall.  Gold occasionally occurs along chlorite-lined fractures in the granite and is locally conspicuous along similar fractures in the albitite pipe.  Sulphide minerals form approximately 3 percent of the ore. Pyrite is the most predominant sulphide.

Athona Deposit

The gold bearing zones at the Athona Mine are from west to east: the eastern portion of the West Mine Granite, the Athona Mine Granite, the Pond Zone and in a prominent en echelon and bouginage quartz vein system of the East Zone.  The historical underground mine development was concentrated in the western portion of the Athona Mine Granite and the eastern quartz vein systems (H, I, J, K veins) on the 125 and 250 foot levels.  The Athona West Granite (AWG) is a medium to coarse grained, reddish hematitic altered granite, dipping moderately westwards, containing fracture filling quartz veining within the footwall sheared contact or mylonite zone.  The unit is underlain by the central gabbroic to amphibolitic intrusive which separates the AWG from the Athona Mine Granite (AMG).  The AMG is porphyroblastic with similar amounts of potassium feldspars and plagioclase.  This unit may represent a complex multi-intrusive with variable composition or a metamorphosed sequence of sedimentary lithologies. The auriferous sulphides are contained within the AMG and in the fracture/shear zone filled with quartz veins trending N020oE and dipping 80o west.  The sulphides are less than 1% fine grained pyrite, trace amounts of galena and sphalerite with minor amounts of pyrrhotite.  This zone appears to be shallow dipping to the west and is underlain by a thin gabbroic sill, which separates a deeper, coarse-grained granite locally termed "Tombstone granite".  The Pond Zone appears very similar to that of the Athona Mine Granite. The major quartz vein systems containing the H, I, J and K veins are located at or near the eastern extent of the AMG.  The veining has been traced from surface to below the second level and for a strike length of approximately 100 m.  The vein set is a combination of en echelon and boudinage veins trending approximately N010oE and dipping 72o east.  Further to the southeast, a parallel to sub-parallel vein sets, L and M veins, appear to be contained within a north-northeast shear/fault zone.

Goldfields – Exploration

The Box and Athona Deposits are both large multi-million tonne open pit type of deposits, located on the western flank and near the nose of the Goldfields syncline.  Both deposits have potential for increased open pit gold resources and there is good potential for higher grade gold mineralization, which may be suitable for underground mining methods, below the proposed open pit designs.

Page 33	Brigus Annual Information Form 2010

The principle objective of the Box mine drilling program in 2010 was to test the continuity and gold mineralization of the Box ore zone below the bottom level of the proposed design of the open pit. Drill holes, B10-303, 304, 305, 306 and 307 (five holes totaling 1,300 m drilled), were targeted to intersect the down dip extension of the Box Deposit ore zone at approximately 50 to 60 m down dip from the bottom level of the proposed open pit.  Historical high-interest gold results were returned from limited drilling, as reported by GLR Resources Inc. (“GLR”) during 2007, which include:

•
Hole B07-292, which returned 2.13 gpt over an estimated true width of 47.81  m, including 8.37 gpt over 8.60 m (zone intersected about 130 m down dip from the bottom level of the proposed open pit); and

•
Hole B07-294, which returned 6.32 gpt over an estimated true width of 16.72 m, including 11.47 gpt over 8.80 m (zone intersected about 130 m down dip from the bottom level of the proposed open pit); and

•	Hole B07-296, which returned 2.54 gpt over an estimated true width of 23.76 m, including 5.57 gpt over 7.90 m (zone intersected about 60 m down dip from the bottom level of the proposed open pit).

The 2010 Box holes drilled to test for gold mineralization below the limits of the proposed open pit returned significant gold values over wide widths from sampling of the Box Mine Granite (BMG) and the hanging wall gneiss returned significant gold values.  These are summarized below:

•	Hole B10-303, which returned 2.28 gpt over an estimated true width of 29.1 m, including 3.87 gpt over 14.1 m; and
•	Hole B10-304, which returned 2.52 gpt over an estimated true width of 41.7 m, including 6.84 gpt over 13.9 m; and
•	Hole B10-305, 1.68 gpt over an estimated true width of 6.0 m, and 0.51 gpt over 6.0 m; and
•	Hole B10-306, 1.16 gpt over an estimated true width of 45.1 m, including 2.61 gpt over 16.0 m; and
•	Hole B10-307, 0.72 gpt over a width of 21.0 m, including 2.62 gpt over 4.0 m.

The five hole drilling program at Box was successful in upgrading the possibility of significantly adding ounces to the resource base which with further confirmation drilling may be brought into the mine plan by deepening the current proposed depth of the open pit.

A 56 line-km Induced Polarization (IP) and Resistivity (DCIP) survey using the advanced Quantec Geoscience Titan 24 geophysical system was completed on February 19, 2010.  The Titan 24 geophysical system acquires high-resolution results to depths of approximately 700 m. Brigus’ program was designed to identify new gold mineralized systems near the Box and Athona gold deposits.  The survey covered an area of 13 square km and final data processing and modeling results were delivered in March, 2010.  The results identified a number of target anomalies including the Box deposit showing chargeability and/or resistivity anomalies.

In 2010 a total of 11 drill holes, for a total of 2,371 m drilled, tested IP geophysical targets and geological structures. Results from the drill holes are:
•	Hole F10-001, which returned 0.47 gpt over a width of 4.0 m, including 1.22 gpt over 1.0 m; and
•	Hole A10-212, which returned 0.43 gpt over a width of 25.4 m, including 0.73 gpt over 9.4 m; and
•	Hole B10-314 which returned 0.55 gpt over a width of 12.0 m; and
•	No interesting gold results were returned from IP target drill holes A10-213, FR10-002 and B10-308 to B10-313.

Page 34	Brigus Annual Information Form 2010

Map of Drill Targets from Known Gold Occurrences at the Goldfields Project

In addition to the known Box and Athona deposits, there are several attractive targets for follow up.  The Frontier Adit gold occurrence, located about one km north of the Box deposit, is a narrow vein, higher grade style of gold mineralization.  The Golden Pond gold occurrence, located three km to the northeast of the Box deposit, includes 1988 and 1995 drill hole results reported by the previous owner of up to 5.07 gpt over 15.0 m and 16.5 gpt over 13.6 m.

These and other gold occurrences line up in distinct northerly and north-easterly trends related to and controlled by complex structural events.  All gold deposits and occurrences discovered to date are outcrops and were discovered through historical, rudimentary surface prospecting.  There is potential for continued discovery of new mineralized systems near the Box and Athona Gold Deposits and within the greater Goldfields Project area.

The Company’s exploration program in 2010 targeted an approximate five km by five km area centered on the Box deposit.  The 2011- 2012 exploration program will include a comprehensive drill program with the following three objectives:
•	Drilling designed to test below the currently planned pit design of the Box and Athona deposits with particular emphasis on following up previously reported drill results;
•	Initial drilling of known gold occurrences, including the Frontier Adit, Golden Pond and other historic gold occurrences on the project; and
•	Continue drill testing of selected IP geophysical anomalies that may be indicative of large scale and high-grade vein gold mineralization.

Page 35	Brigus Annual Information Form 2010

Senior Exploration Project Manager John A. Dixon, P. Geo., reviewed the above technical exploration information as the Qualified Person for the Company.

Goldfields – Environmental and Regulatory Considerations

The Company has an approved Environmental Impact Statement and has been working closely with regulatory agencies.  Should the Company make a positive development decision on the Goldfields Project, which is expected by the end of the second quarter of 2011, the Company will need to acquire a number of construction and road building permits to proceed.

The Goldfields Project is under the jurisdiction of both Canadian federal and provincial regulatory agencies.  The Environmental Assessment Branch of the Saskatchewan Environment & Resource Management (SERM) ministry is empowered to regulate the operation of this project under the terms of “The Environmental Assessment Act”.  Additionally, the Department of Fisheries and Oceans (DFO), under the terms of the Aquatic Habitat Protection Permit, maintains jurisdiction as a regulatory agency.

The Company anticipates that water quality parameters, as defined by the “Metal Mining Effluent Regulations” (MMER), of the Federal Fisheries Act, will define the discharge parameters for effluents generated by the future operations.

In order to simplify and facilitate the environmental review process, under the terms of Canada- Saskatchewan Agreement on Environmental Assessment Cooperation, the Ministry of Environment (Saskatchewan) is designated as the Coordinating Regulatory Agency.  In its role as coordinator, the Ministry of Environment (Saskatchewan) assesses the applicant’s potential impacts on the environment and subsequently solicits the participation of the appropriate regulatory agencies in the review process.

3. Ixhuatán Project, Mexico

In Mexico, the Company holds a 100 percent interest in the Ixhuatán gold-silver advanced exploration project, located in the state of Chiapas.

Ixhuatán – Property Description and Location

In September 2010 the Company reduced its property concessions from  owing 100% of the mineral rights on four contiguous exploration concessions covering 98,044 hectares down to one concession (Rio Negro) covering 4,176 hectares representing the Ixhuatán Project in northern Chiapas State, Mexico.  The Rio Negro concession covers all of the mineralized occurrences discovered by Linear in the region.  The majority of the surface rights to the Ixhuatán concessions are controlled by various ejidos (government created local farm communities) and private owners.

An agreement was signed with the local community holding surface rights to the Campamento gold-silver deposit as well as significant other surface lands within the Company’s concession.   The agreement grants access rights to drilling for a period of three years covering all areas within the terrain of the community

The Ixhuatán Project is located immediately southwest of the Santa Fe mine owned by Minera Frisco. The project is accessible by unimproved roads running five km east of the town of Rayon, Chiapas. Rayon is situated two hours south of Villahermosa, Tabasco, on an all season federal highway 195.  Access within the property is difficult and attained primarily through trails and small dirt roads.

Page 36	Brigus Annual Information Form 2010

The area is one of dense tropical vegetation, covered by thick soils, rugged topography with incised rivers making travel difficult.  Maximum elevation in the general area is 2,470 m above sea level.

All required environmental permits for the project have been acquired and to date, all the conditions of grant have been adhered to.  Under terms of the environmental drilling permit, any significant disruption to the land surface caused by drilling activities must be reclaimed.

History

The Ixhuatán property was acquired by a Linear in 2000, following completion of a stream sediment geochemical orientation study carried out in the northern part of Chiapas state by Mount Isa Mines (“MIM”).  The study covered an area in the general proximity of the Santa Fe poly-metallic deposits, a former gold, silver and copper producer.

Pursuant to an option agreement signed on October 22, 2007, Kinross Gold Corporation (“Kinross”) became the operator of the Ixhuatán Project and had the right to earn up to a 70% interest in Ixhuatán by incurring exploration expenditures of US$15 million over a 24-month period and making cash payments of up to US$115 million to Linear.

In December 2009, Kinross notified Linear that the option would not be exercised. Pursuant to the terms of the Option Agreement, Kinross paid the Company US$3.4 million, representing the difference between the minimum required expenditures and the actual expenditures incurred by Kinross during the option period.  Accordingly, Brigus holds a 100% interest in the Ixhuatán Project.

The Santa Fe/La Victoria gold deposits are located to the immediate east-northeast of the Ixhuatán property.  Property boundaries are common.  Physiographically the area is underlain by the Chiapas Northern Range and Chiapas Highlands geological sub-provinces.  The original discovery was made during the later stages of the nineteenth century and over the years Mexican, British and French mining companies have carried out limited mining activity in the area.  The Santa Fe deposits have been mined since the beginning of the 20th century by a number of companies, both foreign and domestic, and although no historical production records exist, it is assumed that the richest surface ore shoots were exploited.  The La Victoria deposits were discovered more recently and records suggests exploitation from 1966 to 1970 by Minera Corzo, S.A. who commenced operation in 1966 but soon ceased as a result of the company’s poor economic situation.

Ixhuatán – Technical Report

An independent NI 43-101 Technical Report on an initial mineral resource estimate Ixhuatán’s Campamento deposit was filed on SEDAR on July 7, 2006.  This supersedes a NI 43-101 Technical Report on the Ixhuatán Project filed on SEDAR on January 13, 2006.

Ixhuatán – Mineral Reserves and Resources

In June 2006, a gold and silver resource estimate on the Campamento Deposit, within the Ixhuatán Project, was completed by Gary Giroux, P. Eng of Giroux Consultants of Vancouver and is compliant with the requirements of National Instrument 43-101.  The estimate is based on 94 core drill holes completed in the Campamento area by the Company during the period May 2004-April 2006, and includes results through the upper part of drill hole IX-101.  A total of five gold assays were capped at 45 g Au/t before forming five metre composites.  The resource was estimated using ordinary kriging into blocks 10 x 10 x 5 m in size. Bulk density was established for each block by inverse distance squared interpolation.

Page 37	Brigus Annual Information Form 2010

The results of the gold resource estimate are as follows, based on a series of different cut-off grades:

Measured + Indicated
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	17,560,000	1.8	7.8	1,041,000	4,400,000
1.00	9,370,000	2.8	11.5	852,000	3,460,000
1.50	5,530,000	4.0	15.9	702,000	2,820,000
2.00	3,820,000	5.0	19.7	609,000	2,420,000

Inferred
Au Cutoff	Tonnes > Cutoff	Average Grade		Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	21,750,000	1.0	3.2	703,000	2,260,000
1.00	7,130,000	1.6	4.0	374,000	920,000
1.50	2,470,000	2.4	4.5	191,000	360,000
2.00	1,186,000	3.2	5.1	121,000	190,000

The Company’s consolidated estimated mineral reserves and resources are presented in the tables “Estimated Gold Mineral Proven and Probable Reserves as of December 31, 2010” on page 22 and “Estimated Gold Mineral Measured and Indicated Resources, Including Reserves, as of December 31, 2010” on page 23.

Ixhuatán – Geology

As defined by Consejo de Recursos Minerales of Mexico (“CRM”), the Ixhuatán - Santa Fe region is underlain by folded sedimentary units intruded by Tertiary intrusives of possible economic interest included within the Chiapas Fold and Fault Belt.  A volcanic/plutonic igneous complex crosscuts the deformed underlying sedimentary basement.

Geological mapping by the Company in the south-central portion of the property has outlined a volcanic/plutonic complex of andesitic to syenitic porphyritic intrusive rocks, lahars, tuffs and volcaniclastic breccias of Pliocene age developed in and on a sequence of Eocene-Pliocene aged carbonates, siltstones and sandstones.  The volcanic sequence is intruded by Tertiary age syenites, diorites and granodiorites. Mineralization appears to be related to hydrothermal alteration associated with multiple phases of the younger intrusive activity.

Ixhuatán-Exploration

Linear Gold, followed by exploration work by Kinross, has completed extensive stream sediment, soil, and rock sampling programs over the Ixhuatán property.  Approximately 1,950 stream sediment samples, 7,895 soil samples and 7,258 rock samples have been collected.  The detailed surface sampling has outlined gold and copper anomalies over an area of 4 by 5 kilometres, associated with the volcanic/plutonic complex that trends northeast southwest through the area.  Detailed soil sampling has identified numerous gold and copper soil anomalous areas in excess of 400 x 400 m in area.  All of the anomalies, including the Campamento, Cerro la Mina, San Isidro, Caracol (formerly Northern), Laguna Grande, Western, Laguna Chica, Central, and Cacate areas display the alteration and mineralization characteristics typical of porphyry intrusive related districts.

Page 38	Brigus Annual Information Form 2010

Follow-up surface exploration by Kinross from October 2007 to September 2009 has included geological mapping and rock sampling focusing mainly on the known anomalies.  An in-fill 482 sample, soil geochemical survey (Caracol Road), covering the area between the Cerro la Mina and Caracol anomalies has defined an elongate cluster of anomalous gold values centered on the Central Zone and extending 200 m to the south as well as a gold anomaly to the north.  In addition, soil geochemical surveys were conducted in an area to the south and the east of San Isidro.

Linear initiated a drilling program in early 2004, and this drilling program has continued without interruption, with approximately 89,707 m of drilling in 342 drill holes being completed through to the end of September 2009.  No drilling or exploration work has been conducted at Ixhuatán since September, 2009.

Early-stage drilling by Linear focused on the San Isidro (drill holes IX-01-04, 06), Buenos Aires (drill hole IX-05), Cerro la Mina (drill hole IX-07) and Central (drill hole IX-08) anomalies before making the first significant gold discovery at the Campamento Zone with drill hole IX-09.  Drilling subsequently focused on the Campamento Zone and has extended to the Cerro la Mina, Caracol, Laguna Grande and Laguna Chica areas.  Kinross focused on defining the Cerro la Mina anomaly and the north-northwest structure, as well as, testing the Laguna Chica, San Isidro, Central and Caracol anomalies.  No further drilling or exploration work has been conducted at Ixhautan since September, 2009.

All core samples have been split in half using a saw, hydraulic splitter or manually with samples taken at continuous two metre intervals.  Samples and embedded internal and commercial standards are shipped by air freight to the ALS Chemex labs in Guadalajara, Mexico where gold is analyzed by 30 or 50 gram digestion with a fire assay-AA finish, with samples greater than 10 gptby gravimetric finish.  Silver and base metals are analyzed by Induction Coupled Plasma spectrometry (ICP).  Check analyses are performed on both pulps and bulk reject material at ALS Chemex and BSI Inspectorate Labs of Reno, Nevada.  Review of assays from internal standards and check assays has verified the quality of the analytical results.

Vice President of Exploration Howard Bird, P. Geo., reviewed the above technical exploration information as the Qualified Person for the Company.

4.	Exploration Joint Venture and Royalty Interest

In the Dominican Republic, Brigus and Everton Resources Inc. (“Everton”) have a joint venture covering the Ampliacion Pueblo Viejo, Loma El Mate and Loma Hueca mineral exploration projects.  In August 2010, Brigus and Everton amended the joint venture option agreements related to the three exploration projects in the Dominican Republic.  Brigus and Everton hold 50-50% interests in the Ampliacion Pueblo Viejo (“APV”) and Loma El Mate projects, which are managed by Everton and are contiguous with Barrick’s and Goldcorp’s Pueblo Viejo gold project.  Under the amended agreements, Everton has the right to earn an additional 20% interest in each of the projects by investing an additional $2.5 million in exploration at APV and an additional $1 million in exploration at Loma El Mate. Everton was also granted a one-year extension, until April 10, 2011, to incur exploration expenditures of $450,000 to earn its initial 50% interest on the Loma Hueca property.

On December 23, 2010, the Company reached a settlement agreement in connection with its former Huizopa exploration project located in the Sierra Madre Occidental mountains in Chihuahua, Mexico. In connection with the settlement agreement, Brigus entered into a related sale agreement pursuant to which Brigus has sold its 100% interest in its Mexican subsidiary, Minera Sol de Oro, S.A. de C.V. and its joint venture in the Huizopa Project to the Cormack Capital Group, LLC for proceeds of US$3.5 million, payable over a five-year term, while the Company retains a 3% Net Smelter Royalty (“NSR”) over future production from the Huizopa Project.

Page 39	Brigus Annual Information Form 2010

Cormack can reduce Brigus’ NSR to 2% by making a US$1.0 million payment to the Company and may also elect to pay up to 40% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian stock exchange.  In addition, Brigus will receive a production bonus payment of US$5.0 million within one year of the commencement of commercial production at the Huizopa Project.

Competitive Conditions

The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. For the Company and at the Black Fox Mine, competition for qualified employees has increased.  Black Fox Mine’s new underground infrastructure and equipment are a positive factor in attracting miners.  While the Company has been able to hire experienced workers during its ramp up of underground mining, there is a tight labour market in the Timmins Mining District and surrounding areas, as many operators are expanding or bringing new projects online.  The ability of the Company to attract new employees and retain existing employees will remain a challenge and this could result in higher employee turnover and higher labour costs.  (See "Risk Factors" below).

Employees

The Company had 195 employees as at December 31, 2010.  Its entire workforce is non-union.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares.  As at December 31, 2010, there were 182,424,828 Common Shares issued and outstanding.  As of March 29, 2011, 190,210,214 Common Shares were issued and outstanding and 254,737,498 on a fully diluted basis.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Corporation's board of directors (the "Board") may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

At December 31, 2010, there were 10,368,928 stock options outstanding at a weighted average exercise price of $1.65 pursuant to the Stock Option Plan, each of which is exercisable into one Common Share.  As at March 28, 2011 there were 10,295,005 stock options outstanding.

The Corporation also has 33,824,116 Common Share purchase warrants outstanding that are exercisable for one Common Share at an exercise price between Cdn$0.884 to Cdn$2.60 expiring at various dates between July 15, 2011 and November 19, 2014.

Dividends

No dividends have been paid by the Corporation since incorporation. The future payment of dividends will be dependent upon the financial requirements to fund future growth, the financial condition of the Corporation and other factors the Board may consider appropriate in the circumstances.

Page 40	Brigus Annual Information Form 2010

Shareholder Rights Plan

The Corporation has adopted a shareholder rights plan (the "Rights Plan"). The material terms of the Rights Plan are summarized below.  This summary is qualified in its entirety by reference to the actual provisions of the Rights Plan, a copy of which can be accessed at www.sedar.com.  The shareholders of the Corporation ratified the Rights Plan at the Corporation’s Annual and Special Meeting held on June 24, 2010.

Issue of Rights

The Corporation issued one right (a "Right") in respect of each common share outstanding at 5:00 p.m. (Toronto time) on January 17, 2007 (the "Record Time").  The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the common shares which are not transferable separate from the common shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $100 (subject to certain antidilution adjustments).  This Exercise Price is expected to be in excess of the estimated maximum value of the common shares during the term of the Rights Plan.  Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person," (defined below) which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price.  Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Acquiring Person

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Beneficial Ownership

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities in law or equity, or has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a takeover bid, unless those securities have been taken up or paid for; or

Page 41	Brigus Annual Information Form 2010

(b)
such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

(i)	holds those common shares in the ordinary course of its business for the account of others;
(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a takeover bid; or
(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Separation Time

Separation Time occurs on the eighth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person; and
(b)
the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) or such later date as determined by the board of directors.

Expiration Time

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and
(b)	the fifth anniversary of the date of the Rights Plan.

Flip-In Event

A Flip-In Event occurs when a person becomes an Acquiring Person provided the Flip-In Event is deemed to occur at the close of business on the tenth day (or such earlier date as determined by the board of directors) after the Share Acquisition Date (as defined in the Rights Plan).  Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Permitted Bid

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror), and for all common shares (other than the common shares held by the Offeror);
(b)
the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

Page 42	Brigus Annual Information Form 2010

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and
(d)
if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Competing Permitted Bid

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and
(b)
satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Permitted Bid may be taken up on the later of 35 days after the date of the take-over bid was made and 60 days after the earliest date on which any other Permitted Bid that was then in existence was made.

Redemption of Rights

The Rights may be redeemed by the board of directors at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to certain antidilution adjustments).  In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the board of directors has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the board of directors may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event that would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares.  However, if the board of directors waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other takeover bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid.  Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the shareholders of the Corporation.  The board of directors may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the board of directors has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on January 17, 2012.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is CIBC Mellon Trust Company.

Page 43	Brigus Annual Information Form 2010

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such will have no rights as a shareholder of the Corporation.

MARKET FOR SECURITIES

The Corporation's common shares are listed and posted for trading on the TSX under the trading symbol "BRD".  The following tables set forth the reported high, low and closing sale prices and the aggregate volume of trading of the Corporation's common shares on the TSX during the year ending December 31, 2010.  The trading prices below, but not the volumes, have been adjusted for the one-for-four Share Consolidation made effective June 25, 2010.

	High ($)	Low ($)	Close ($)	Volume (#)
2010
January	2.12	1.56	1.60	11,264,692
February	1.88	1.60	1.68	4,010,801
March	1.76	1.32	1.40	18,051,591
April	1.56	1.32	1.34	8,753,776
May	1.52	1.20	1.22	10,281,435
June	1.49	1.12	1.33	4,269,348
July	1.34	1.19	1.27	5,857,608
August	1.28	1.11	1.26	2,490,204
September	1.70	1.28	1.67	17,429,316
October	1.82	1.49	1.61	13,484,145
November	1.94	1.60	1.73	12,266,986
December	2.11	1.65	2.10	16,618,743
Source: TSX Market Data

Certain of the Corporation's outstanding common share purchase warrants are listed and posted for trading on the TSX under the trading symbols "BRD.WT" and "BRD.WT.A". The following table sets forth the market price ranges and the aggregate volume of trading of such warrants on the TSX for the periods indicated:

BRD.WT

Period	High ($)	Low ($)	Close ($)	Volume (warrants)
2010
June	Nil	Nil	Nil	Nil
July	Nil	Nil	Nil	Nil
August	Nil	Nil	Nil	134
September	0.70	0.57	0.65	87,920
October	0.97	0.63	0.82	114,470
November	1.00	0.75	1.00	94,706
December	1.10	0.82	1.10	133,691

Page 44	Brigus Annual Information Form 2010

BRD.WT.A

Period	High ($)	Low ($)	Close ($)	Volume (warrants)
2010
October	0.70	0.45	0.64	263,625
November	0.95	0.56	0.59	139,401
December	0.92	0.73	0.89	196,625

Prior Sales - Fiscal 2010

During the year ending December 31, 2010, the Corporation has issued the following securities:

Date of Issuance	Aggregate Number and Type of Securities Issued (1)	Price per Security ($) (1)
December 21, 2010	2,727,000 common shares (2)		$2.07
November 16, 2010	21,250 common shares (3)		$1.20
November 9, 2010	250,000 common shares			(4)
October 21, 2010	274,348 common shares			(5)
October 19, 2010	517,500 common share purchase warrants (6)			(6)
October 19, 2010	2,272,941 common shares (6)			(6)
October 19, 2010	8,625,000 common share purchase warrants (6)			(6)
October 19, 2010	37,882,353 common shares (6)			(6)
July 29, 2010	700,000 common share purchase warrants (7)			(7)
July 29, 2010	10,000,000 common shares (7)		$1.40	(7)
July 29, 2010	564,250 common shares (8)			(8)
July 29, 2010	702,679 common shares	US$	1.14
June 25, 2010	3,790,884 options to purchase common shares			(9)
June 25, 2010	11,191,680 common share purchase warrants			(9)
June 25, 2010	60,520,802 common shares			(9)
March 22, 2010	200,000 common shares (10)			(10)
March 18, 2010	398,183 common shares (11)			(11)
March 18, 2010	15,625,000 common shares (12)		$1.60
March 3, 2010	2,145,000 common shares (3)	US$	1.00
February 26, 2010	536,250 common share purchase warrants (10)			(12)
January 14, 2010	75,000 common share purchase warrants (13)			(13)

Page 45	Brigus Annual Information Form 2010

(1) All figures take into account the one-for-four Share Consolidation made effective June 25, 2010.
(2) On December 21, 2010, the Company sold 2,727,000 common shares designated as flow through shares for purposes of the Income Tax Act (Canada) at a price of $2.07 per share for total gross proceeds of $5,644,890.
(3) Common shares were issued upon exercise of common share warrants.
(4) Common shares were issued to Wade K. Dawe Incorporated pursuant to the terms of a Management Agreement, dated October 15, 2010, by and among Brigus, Wade K. Dawe Incorporated and Wade K. Dawe.
(5) Common shares were issued to Richard Nanna pursuant to a severance agreement dated August 27, 2010.
(6) On October 19, 2010, the Company completed the October 2010 Equity Offering of (1) 34,500,000 equity units at $1.50 per unit with each unit comprised of one common share and one-quarter warrant with each whole warrant entitling the holder to purchase one common share at $2.19 for gross proceeds of $51.75 million and (2) 3,382,353 flow-through common shares at $1.70 per common share for gross proceeds of $5.75 million.  In addition, as compensation to the underwriters of the October 2010 Equity Offering, the Company issued 2,070,000 units and 202,941 flow-through common shares.
(7) The Company completed an offering of 10,000,000 flow-through shares of the Company at $1.40 per share for gross proceeds of $14 million.  In connection with this offering, 700,000 compensation options were issued to the underwriters.  Each compensation option is exercisable at $1.40 per common share and expires on July 29, 2012.
(8) Common shares were issued to Haywood (the “Haywood Shares”) pursuant to the terms of a letter agreement between Brigus and Haywood dated December 30, 2009 (the “Agreement”). Under the terms of the Agreement, Haywood agreed to act as exclusive financial advisor to the Company in connection with any potential sale, joint venture or business combination undertaken by the Company. The Linear Transaction qualified as a transaction the completion of which, under the terms of the Agreement, entitled Haywood to a success fee in the form or cash or common shares or a combination of the foregoing (the “M&A Transaction Fee”). In light of the successful consummation of the Linear Transaction, the Company issued the Haywood Shares as partial satisfaction of the M&A Transaction Fee.
(9) Securities were issued to the security holders of Linear in connection with the completion of the Linear Transaction.
(10) On February 23, 2007, the Company concluded a private placement pursuant to which it sold US$8,580,000 aggregate principal amount of convertible debentures due February 23, 2009 (the “Convertible Debentures”). As originally issued, each US$1,000 principal amount of the Convertible Debentures was convertible at the option of the holder into 500 common shares, at any time until February 23, 2009. Additionally, each US$1,000 principal amount of the Convertible Debentures included 500 common share purchase warrants entitling the holder thereof to purchase one common share at an exercise price of US$2.00 per share, which such warrants originally expired on February 23, 2009 (the “Warrants”). On February 26, 2010, Brigus and RAB Special Situations (Master) Fund Limited (“RAB”), which owned US$4,290,000 aggregate principal amount of Convertible Debentures and 2,145,000 Warrants, entered into an agreement that pursuant to which RAB agreed to extend the maturity date of the Convertible Debentures held by RAB to August 23, 2010 and in consideration therefore, the Company agreed to repay the US$772,200 of accrued interest through February 23, 2010 on the Convertible Debentures held by RAB in cash and agreed to issue to RAB (i) 200,000 common shares and (ii) 536,250 common share purchase warrants, which warrants entitle RAB to purchase one common share at an exercise price of US$2.00 per share at any time before 5:00 p.m. (Toronto time) on February 23, 2011.

Page 46	Brigus Annual Information Form 2010

(11) On March 12, 2010, the Company entered into a purchase agreement with Calais Resources, Inc., Calais Resources Colorado, Inc. (together, “Calais”), Duane A. Duffy, Glenn E. Duffy, Luke Garvey and James Ober (the “Duffy Group”) pursuant to which the Company agreed to issue 398,183 common shares to the Duffy Group in exchange for the assignment of its rights, title and interest in and to, among other things, a promissory note from Calais with an outstanding balance, including accrued interest thereon, of US$653,020.
(12) Common shares were issued to Linear and were subsequently cancelled upon completion of the Linear Transaction.
(13) On January 14, 2010, the Company granted 75,000 common shares to Haywood as compensation for financial advisory services rendered in connection with the Company’s sale of all outstanding capital stock of Montana Tunnels Mining, Inc.

OFFICERS AND DIRECTORS OF BRIGUS GOLD

Name, Address, Occupation and Security Holding

The following table sets forth the names, the municipalities of residence, the positions held with and the principal occupations of each of the Corporation’s current directors and executive officers.  Each director holds office until the next annual general meeting of shareholders or until a successor is elected or appointed.

On March 21, 2011, Dana Hatfield joined Brigus to become the new Chief Financial Officer, effective in the second quarter of 2011, following the retirement of Melvyn Williams, the Company’s current Senior Vice President and Chief Financial Officer.  Mr. Hatfield will work alongside Mr. Williams who will remain with the Company as Senior Vice President of Finance through a transition period to the end of the second quarter of 2011.

Page 47	Brigus Annual Information Form 2010

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Dawe, Wade K. Bedford, Nova Scotia, Canada Chairman and Director	Chairman, CEO & President, Brigus, Halifax, Nova Scotia, June 2010 to present. Previously, Chairman, CEO & President of predecessor company Linear, from October 2003 to June 2010. Chairman, Linear Metals Corporation, Halifax, Nova Scotia, May 2006 to present.	2010	2,518,144

Burgess, Harry 3 Toronto, Ontario, Canada Director	Founder, Micon International Ltd., Toronto, Ontario, from 1988.	2010	10,000

Gill, Derrick 1, 2 St John’s, Newfoundland, Canada Director	Executive VP & Principal Consultant, Strategic Concepts Inc, since 1990. Executive VP & Director, Vale Inco Newfoundland Limited, Newfoundland, Canada, since December 2009. Director of predecessor company Linear since 2004.	2010	20,000

Page 48	Brigus Annual Information Form 2010

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Gross, Michael 2,3 Halifax, Nova Scotia, Canada Director	Professor of Surgery, Dalhousie University, Halifax, Nova Scotia, since 1987. Self employed consultant since 1987; consults in design and implantation techniques with the orthopaedic manufacturing industry. Founder & Chairman of the board of NWest Energy prior to 2008 and CEO of LNB Oil, a private company holding a Petroleum Exploration license in the United Kingdom. Director of predecessor company Linear since 2002.	2010	1,578,084

Kaiser, Marvin 1 Mayfield, Kentucky, USA Director	Consultant, since 2006. Director of predecessor company Apollo since 2006.	2006	6,250

Peat, David W. 1 Fernandina Beach, Florida, USA Director	Financial Consultant, since March 2009. Frontera Copper Corporation - Vice President and Chief Financial Officer, from June 2006 to February 2009. Director of predecessor company Apollo since 2006.	2006	6,250

Stott, Charles E. 2,3 Evergreen, CO, USA Director	Mineral Consultant, since 1995. Director and Chairman of the Board of predecessor company Apollo since 2002.	2002	41,450

Allan, Richard Newmarket, Ontario, Canada Vice President and Chief Operating Officer	Vice President & COO, Brigus, since July 2010. Senior Director, Mining for Barrick Gold Corp., from March 2003 to May 2010.	2010	25,000

Page 49	Brigus Annual Information Form 2010

Name, Province/State and Country of Residence and Position with Brigus	Principal Occupation for the Past Five Years	Director /Officer Since	Common Shares Beneficially Owned Directly or Indirectly or Controlled

Bird, Howard Toronto, Ontario, Canada Vice President, Exploration	Vice President, Exploration, Brigus, since June 2010. Vice President, Exploration of predecessor company Linear, from 2008 to 2010; Vice President, Exploration, SouthernEra Diamonds, from 2002 to 2007	2010	13,686

MacEachen, Brian Halifax, Nova Scotia, Canada Executive Vice President	Executive Vice President, Brigus, since June 2010. Executive Vice President of predecessor company Linear, since October 2009. President and CEO of Linear Metals Corporation, Halifax, Nova Scotia, since January 2008. CFO and Vice President of Finance of Linear, from January 2004 to June 2010, and of Linear Metals, from November 2004 to January 2008.	2010	747,092

Williams, Melvyn Aurora, Colorado, USA Senior VP Finance, Business Development & CFO	Officer, Senior VP Finance & Chief Financial Officer Same position for predecessor company Apollo Gold since 2004.	2004	137,458

Notes:
(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance, Nominating & Compensation Committee
(3)	Member of the Health, Safety & Environment Committee

The aggregate number of Common Shares which the directors and executive officers of the Corporation beneficially own, directly or indirectly, or over which control or direction is exercised, is 5,103,414 Common Shares, which is approximately 2.7% of the Common Shares issued and outstanding as of the date of this AIF.

Corporate Cease Trade Orders or Bankruptcies

To the best of the Corporation’s knowledge, during the past ten years, except as noted below, none of the directors, executive officers or shareholders holding a sufficient number of securities to affect materially the control of the Corporation is or has been a director or executive officer of any other company that while such person was acting in that capacity:

Page 50	Brigus Annual Information Form 2010

(a)	was the subject of a cease trade order or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days,
(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company being the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(c)
within a year of that person ceasing to act in that capacity, such company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the best of the Corporation’s knowledge, none of the directors, executive officers or shareholders holding a sufficient number of securities to affect materially the control of the Corporation has been subject to (a) any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the best of the Corporation’s knowledge, during the past ten years, none of the directors, executive officers or shareholders holding a sufficient number of securities to materially affect the control of the Corporation has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation.  If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors and officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

Page 51	Brigus Annual Information Form 2010

Corporate Governance

The Corporation has established three committees of the board of directors as follows: the Audit Committee, the Corporate Governance & Compensation Committee, and the Health, Safety & Environment Committee.  The Audit Committee Mandate is appended hereto as Schedule B.  The mandates of the Board and its other committees are available by contacting the Corporation at its head office address noted herein.

Audit Committee

The purpose of the Corporation's Audit Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation.  It is the objective of the Audit Committee to maintain free and open communications among the Board, the independent auditors and the financial and senior management of the Corporation.  The full text of the Audit Committee's charter and mandate is included as Schedule B to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of the Chairman David W. Peat, Marvin Kaiser and Derrick Gill.  Each member is financially literate as defined under Section 1.5 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110").  All members are independent as such term is defined under Section 1.4 of MI 52-110.

Relevant Education and Experience

The education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is outlined below:

David W. Peat –Mr. Peat has over 25 years of executive experience in financial leadership in support of mining corporations.  Mr. Peat has held multiple executive positions including as Vice President and Chief Financial Officer of Frontera Copper from 2006 through 2009; Vice President and Global Controller of Newmont Mining from 2002 through 2004; and Vice President of Finance and Chief Financial Officer of Homestake Mining from 1999 through 2002.  Mr. Peat began his career at Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978.  He is currently a director and chairman of the Audit Committee of Gabriel Resources.  He received his bachelor's degree in economics from the University of Western Ontario, and a bachelor's degree in commerce, with honours in business administration, from the University of Windsor, Ontario.

Marvin Kaiser – Mr. Kaiser has over 40 years of experience in the mining industry and is a Certified Public Accountant.  At the time of his retirement in 2006, he was Executive Vice President and Chief Administrative Officer of The Doe Run Company, an international natural resource company focused on the mining, smelting, recycling and fabrication of metals.  Prior to joining Doe Run, Mr. Kaiser was the Chief Financial Officer of Amax Gold Inc from 1989 to 1993.  He serves as a director of Gryphon Gold, Inc. and Uranium Resources, Inc. as well as two privately held exploration companies.  Mr. Kaiser received his bachelor's degree in accounting from Southern Illinois University.

Page 52	Brigus Annual Information Form 2010

Derrick Gill - Mr. Gill is co-founder and a director of Strategic Concepts and SCI Software, which provide strategic planning, financial modeling and business development consultation to major mining and oil and gas projects in Canada.  His 30-year career has included executive roles at Voisey's Bay Nickel, Diamond Fields Resources and Bristol Communications.  He is also a director of Crosshair Exploration. Mr. Gill received his undergraduate degree in business administration from Memorial University.

Pre-Approval Policies and Procedures

Under its mandate, the Audit Committee is required to review and pre-approve the objectives and scope of the audit work to be performed by the Corporation's external auditors and their proposed fees.  In addition, the Audit Committee is required to review and pre-approve all non-audit services which the Corporation's external auditors are to perform.

Pursuant to these procedures since their implementation, all of the services provided by the Corporation's external auditors relating to the fees reported as audit, audit-related, tax and all other services have been approved by the Audit Committee.

Audit Fees

The aggregate fees billed by the external auditors in the years ending December 31, 2010 and December 31, 2009 for audit services were $724,000 and $674,600 respectively.

Tax Fees

The aggregate fees billed by the external auditors in the year ended December 31, 2010 and December 31, 2009, for tax compliance, tax advice and tax planning services were nil and nil respectively.

All Other Fees

The aggregate fees billed by the external auditors in the years ending December 31, 2010 and December 31, 2009, for all other services other than as described above under Audit Fees, Audit-Related Fees, and Tax Fees were $58,000 and nil, respectively.

RISK FACTORS

An investment in the Corporation's securities involves a high degree of risk. You should consider the risk factors set forth below before purchasing any of the Corporation's securities. In addition to historical information, the information in this AIF contains "forward-looking" statements about the Corporation's future business and performance. The Corporation's actual operating results and financial performance may be very different from what the Corporation expects as of the date of this AIF. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Corporation's business, results of operations, financial condition, cash flows and the market price of the Corporation's common shares  Additional risks and uncertainties not currently known to the Corporation or that it currently deems to be immaterial may also impair the Corporation's business operations. If the Corporation is unable to prevent events that have a negative effect from occurring, then the Corporation's business, and the Corporation's results of operations, financial condition, cash flows and the market price of the Corporation's common shares could be materially and adversely affected.

In addition to the other information set forth in this report, you should carefully consider the risk factors below  and those discussed in “Risk Factors” in our Annual Information Form for the year ended December 31, 2010, which could materially affect our business, financial condition and/or future results.  These risks are not the only risks facing us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Page 53	Brigus Annual Information Form 2010

The Company has a history of losses.

With the exception of the fiscal year ended December 31, 2008, during which the Company had a net income of $1.2 million, the Company has historically incurred significant losses.  The Company’s net losses were $67.0 million, $61.7 million and $13.9 million for the years ended December 31, 2010, 2009 and 2007, respectively. In addition, Black Fox is the Company’s only current source of revenue and a portion of future production was sold under the Gold Stream Agreement.  Although commercial production commenced in late May 2009 at Black Fox, there can be no assurance that the Company will achieve or sustain profitability in the future.

The Company’s indebtedness obligations could impact the Company’s future operations and growth plans.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option.  The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures (the “Indenture”) and in any other agreements under which the Company may incur indebtedness in the future.  The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities.  For example, the Company’s indebtedness obligations present the following risks:

•
the Company is required to use a portion of its cash flow from operations to pay principal at maturity or redemption and interest on the Convertible Debentures when due, thereby reducing the availability of the Company’s cash flow to fund working capital, capital expenditures, exploration or development efforts, acquisitions, investments and strategic alliances and other general corporate requirements;

•
the Company’s level of indebtedness and leverage increases its vulnerability to economic downturns and adverse competitive and industry conditions and could place it at a competitive disadvantage compared to competitors that have less indebtedness or are less leveraged;

•
the Company’s indebtedness obligations could limit its flexibility in planning for, or reacting to, changes in its business and industry and could limit the Company’s ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement its business strategies; and

•
covenants in the Indenture limit the Company’s ability, when in an event of default, to pay dividends and issue new or additional debt and covenants in debt instruments to which the Company may be subject in the future could limit its ability to guarantee debt, sell, transfer or otherwise dispose of its assets or make other restricted payments and investments.

Page 54	Brigus Annual Information Form 2010

Any of the above-listed factors could have an adverse effect on the Company’s business, financial condition and results of operations.  A failure to comply with the covenants and other provisions in the Indenture may result in events of default which could permit acceleration of the Company’s principal payment obligations under the Indenture.  Any required repayment of the Company’s indebtedness as a result of acceleration would reduce the amount of the Company’s current cash on hand such that it would not have those funds available for use in its business.  In addition, the Company may not have sufficient cash on hand to pay all such amounts in the event of acceleration.  The Company cannot assure you that its business will generate sufficient cash flows from operations or that future borrowings will be available to it in amounts sufficient and on terms reasonable to the Company to support our liquidity needs.  In addition, if the Company incurs additional indebtedness, the risks associated with its leverage, including the risk that the Company will be unable to service its debt or generate enough cash flow to fund its liquidity needs, could intensify.  If the Company is not able to generate sufficient cash flow to service its debt obligations and fund its liquidity needs, the Company may need to refinance or restructure its indebtedness, sell assets, reduce or delay capital investments, or seek to raise additional capital.

The Company will require significant additional capital to continue its exploration and development activities, and, if warranted, to develop mining operations.

Substantial expenditures will be required to continue with exploration at the Grey Fox and Pike River properties, the Ixhuatán project in Chiapas, Mexico and the exploration properties located in the Dominican Republic.  In order to explore and, if exploration is successful, develop these projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration.  The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material.  If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

Substantial expenditures will also be required to develop the Goldfields Project located in Saskatchewan, Canada.  The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economy and the price of gold.  The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favourable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

The Company’s earnings may be affected by the volatility of gold prices.

The Company historically has derived all of its revenues from the sale of gold, and its development and exploration activities are focused on gold.  As a result, the Company’s future earnings are directly related to the price of gold.  Since the beginning of 2010, the London P.M. or afternoon fix gold spot price, as reported by the Wall Street Journal, has fluctuated from a high of $1,448/oz to a low of $1,052/oz and was $1,431/oz on March 25, 2011.  Changes in the price of gold significantly affect the Company’s profitability and the trading price of its common shares.  Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

Page 55	Brigus Annual Information Form 2010

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

•	Gold prices are also affected by macroeconomic factors, including:

o	confidence in the global monetary system;

o	expectations of the future rate of inflation (if any);

o	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and

o	other currencies;

o	interest rates; and

o	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices.  The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price.  Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict.  If the market prices for gold fall below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects, the Company will experience additional losses and the Company could also be required to discontinue exploration, development and/or mining at one or more of its properties.

Operational problems may disrupt mining and milling operations at Black Fox.

Mining and milling operations, including the Company’s Black Fox mine and mill, inherently involve risks and hazards.  Although the Company commenced mining of the Black Fox open pit in March 2009, commenced milling in April 2009, and commenced commercial production in late May 2009, future production at Black Fox could be prevented, delayed or disrupted by, among other things:

•	unanticipated changes in grade and tonnage of material to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	adverse weather conditions;

•	incorrect data on which engineering assumptions are made;

Page 56	Brigus Annual Information Form 2010

•	availability and cost of labor and other supplies and equipment;

•	availability of economic sources of power; adequacy of access to the site;

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production,

•	quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	lower than expected ore grades;

•	the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected;

•	delivery and installation of equipment necessary to continue operations as planned; or

•	failure of the Company’s equipment, processes or facilities to operate properly or as expected.

Production delays or stoppages will adversely affect the Company’s sales and operating results, and could prevent the Company from meeting its obligations under the indenture that governs the Convertible Debentures.

Brigus’s exploration and development properties are highly speculative in nature and may not be successful.

Certain of Brigus’s activities are directed toward the development of mineral deposits and the exploration for and the future development of mineral deposits.  The exploration for, and development of, precious metal deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate.  While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Brigus not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Page 57	Brigus Annual Information Form 2010

The development of the Goldfields Project is subject to a number of risks and its development into a commercially viable mine cannot be assured.

The Goldfields Project is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labor shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with c urrent expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability.  Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies.  This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that difference in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  There can be no assurance that the Company will be able to complete development of its mineral projects, or any of them, at all or on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations.  Should any of these events occur, it would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Brigus’s exploration project in the Dominican Republic is subject to a joint venture.

The Company’s exploration projects in the Dominican Republic are subject to a joint venture with Everton Resources Inc.  The termination of this joint venture could potentially have an impact on the Company and/or the Company’s share price.  The Company is currently relying on Everton to advance these projects and there is no assurance that Everton’s funding of these exploration projects will continue.

The Company faces strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, the Company may seek to replace and expand its reserves through the acquisition of new properties, interests or companies.  In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, most of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

The Company’s estimates of reserves and resources are potentially inaccurate.

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”.  The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company.  Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less.  Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.  In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

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The Company’s reserves are reduced as existing reserves are depleted through production.  Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices.  For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for gold production sold through the Gold Stream Agreement.  Gold prices have fluctuated widely in the past.  Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves.  Any material reduction in the Company’s reserves may lead to lower earnings or higher losses, reduced cash flow, asset write-downs and other adverse effects on the Company’s results of operations and financial condition, including difficulty in obtaining financing and a decrease in the Company’s stock price.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

The Company may not achieve its production estimates.

The Company prepares estimates of future production for its operations.  The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing.  In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future.  In particular, the Company’s estimate of 2009 gold production was lower than originally predicted as a direct result of encountering lower grade ore than its reserve model predicted.

Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates.  In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

The Company’s future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from the Company’s estimates and involve unexpected problems, costs and delays.

The Company is engaged in the development of new ore bodies.  The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.

Decisions regarding future projects, including Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis.  The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

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It is possible that actual costs and economic returns may differ materially from the Company’s best estimates.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.  There can be no assurance that any future exploration or development efforts, including the planned expansion at Black Fox, will be profitable.

Disruptions in the supply of critical equipment and increases in prices of raw materials could adversely impact the Company’s operations.

The Company is a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources.  Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.  Furthermore, failure to receive raw materials in a timely manner from third party suppliers could impair the Company’s ability to meet production schedules or its contractual commitments and thus adversely impact its revenues.  From time to time, the Company obtains critical mining equipment from outside North America.  Factors that can cause delays in the arrival of such equipment include weather, political unrest in countries from which equipment is sourced or through which it is delivered, terrorist attacks or related events in such countries or in the U.S., and work stoppages by suppliers or shippers.  Prolonged disruptions in the supply of any of the Company’s equipment or other key raw materials, implementing use of replacement equipment or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on the Company’s operating results, financial condition or cash flows.

The Company’s operations may be adversely affected by risks and hazards associated with the mining industry.

The Company’s business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures as well as the risks associated with underground mining.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability.  For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.  However, the Company may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for the Company and other companies in the industry, and, therefore, the Company does not maintain environmental insurance.  To the extent the Company is subject to environmental liabilities, it would have to pay for these liabilities.  Moreover, in the event that the Company is unable to fully pay for the cost of remediating an environmental problem, the Company might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Mineral exploration in general, and gold exploration in particular, is speculative and is frequently unsuccessful.

Mineral exploration is highly speculative in nature, capital intensive, involves many risks and frequently is non-productive.

There can be no assurance that the Company’s mineral exploration efforts will be successful.  If the Company discovers a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these and other uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

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The titles to some of the Company’s properties may be uncertain or defective.

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property.  Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs.  Furthermore, if the Company loses its rights in and to any of its properties, the Company could incur substantial and protracted losses.

The Company may lose rights to properties if it fails to meet payment requirements or development or production schedules.

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price instalments, exploration expenditures, or other fees.  If the Company fails to make these payments when they are due, its rights to the property may lapse.  There can be no assurance that the Company will always make payments by the requisite payment dates.  In addition, some contracts with respect to the Company’s mineral properties require development or production schedules.  There can be no assurance that the Company will be able to meet any or all of the development or production schedules.  The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

The Company’s investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

The Company acquired auction rate securities in 2007 with a face value of $1.5 million. The securities were marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity.  All such auction rate securities were rated AAA when purchased, pursuant to the Company’s investment policy.  Beginning in August 2007, a number of auctions failed and there is no assurance that auctions for the auction rate securities in the Company’s investment portfolio, which currently lack liquidity, will succeed.  An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand.  As at December 31, 2010, the Company’s auction rate securities held an adjusted cost basis and fair value of $1.0 million based on liquidity impairments to these securities.

Uncertainties in the credit and capital markets could lead to further downgrades of the Company’s auction rate securities holdings and additional impairments.  Furthermore, as a result of auction failures, the Company’s ability to liquidate and fully recover the carrying value of its auction rate securities in the near term may be limited or not exist.

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The market price of the Company’s common shares has experienced volatility and could decline significantly.

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange.  The Company’s share price has declined significantly since 2004, and over the last year the closing price on the NYSE Amex Equities Exchange of the Company’s common shares has fluctuated from a low of $1.08 per share to a high of $2.10 per share.  Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The existence of outstanding rights to purchase common shares may impair the Company’s share price and its ability to raise capital.

Approximately 43.1 million of the Company’s common shares are issuable on exercise of warrants, options to purchase common shares at prices ranging from approximately $0.60 to $8.96 and a weighted average price of $1.56.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share.   Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders.  The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares.  The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable to the Company than those provided by the outstanding rights.

Past and future equity issuances could impair the Company’s share price.

If the Company’s shareholders sell substantial amounts of its common shares, the market price of its common shares could decrease.

The Company has 190,210,214 common shares outstanding as at March 29, 2011.  In addition, the Company may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions or as compensation in financing transactions.

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The Company cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of the Company’s common shares.  Sales or issuances of large numbers of the Company’s common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for the Company’s common shares.  With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its earnings per share.

The Company faces substantial governmental regulation.

The Company’s Black Fox mining operations and its Canadian and Mexican exploration activities are subject to regulations promulgated by various Canadian and Mexican government agencies governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Ontario, as well as local laws where they are located. In addition, the Company’s Mexican property is subject to Mexican federal laws as well as local laws where it is located.  Any changes in current regulations, the adoption of new regulations or shifts in political conditions are beyond the Company’s control of and may adversely affect its business.

Companies that engage in exploration and development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Issuance of permits for the Company’s exploration and mining activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.  Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in its capital expenditures or require abandonment or delays in the exploration or development of its properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

It is difficult to strictly comply with all regulations imposed on the Company.  The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Canadian mining industry is subject to federal and provincial environmental protection legislation.  This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water.  Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation.  In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.  Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties.  Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements.  There is no assurance that environmental laws and regulations enacted in the future will not adversely affect the Company’s financial condition and results of operations.

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The Company is subject to environmental risks.

Environmental Liability. The Company is subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of the Company’s mineral exploration and production.  In certain circumstances, the potential liabilities can include liability for costs of remediation and clean up of mines which the Company owned or operated in the past, but no longer own or operate.  To the extent that the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to it and could have a material adverse effect on the Company’s financial condition or results of operations.  If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The potential exposure may be significant and could have a material adverse effect on the Company.  The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of the Company’s exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada and Mexico.  Many of the regulations require the Company to obtain permits for its activities.  The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities.  It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically reevaluated at that time. T hose risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company’s financial capabilities.

The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent the Company’s operations from continuing even if the Company was in full compliance with all substantive environmental laws.

Because the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, the Company is exempt from certain rules and regulations applicable to United States domestic public companies, and the Company is not required to provide its investors with the same level of disclosure that domestic public companies are required to provide.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and intends to file reports required under the U.S. Exchange Act as applicable to foreign private issuers.  As a foreign private issuer, the Company is exempt from certain provisions applicable to United States domestic public companies. For example:

•	the Company is not required to provide as many U.S. Exchange Act reports, or as frequently, as a domestic public company;

•	the Company is not required to provide the same level of disclosure on certain issues, such as executive compensation;

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•
for interim reporting, the Company is permitted to comply solely with requirements in Canada, which may be less rigorous than the rules that apply to domestic public companies; the Company is not required to comply with the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act; and

•
the Company is not required to comply with Section 16 of the U.S. Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transaction.

As a result, shareholders may not have access to information they may deem important and the Company will not be under any obligation to provide such information.

Certain of the corporate governance rules promulgated by the NYSE Amex Equities Exchange will not apply to the Company so long as it qualifies as a foreign private issuer, and there may be significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE Amex Equities Exchange.

As a foreign private issuer, the Company will be permitted to follow corporate governance practices in accordance with Canadian law in lieu of certain of the NYSE Amex Equities Exchange corporate governance rules in the NYSE Amex Company Guide (“NYSE Amex Standards”).  While the Company is generally in compliance with the NYSE Amex Standards applicable to U.S. domestic issuers, the Company may in the future rely on exemptions to the NYSE Amex Standards applicable to foreign private issuers and, under such circumstances, you may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all of the NYSE Amex Standards.

The Company discloses certain technical information in Canada relating to the Company’s properties under Canadian standards, which differs significantly from standards in the United States.

The Company files reports in Canada that are prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Technical disclosure regarding the Company’s properties included or incorporated by reference in the Company’s Canadian filings on SEDAR (“Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of the SEC, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.  For example, use of the terms “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” comply with the reporting standards in Canada but are not recognized by the SEC.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

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You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that such resources are economically or legally mineable.  The SEC generally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures.  In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

There may be certain tax risks associated with investments in the Company’s common shares.

U.S. persons who are potential holders of the Company’s common shares should be aware that the Company could constitute a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes.  The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income.  The application of these factors depends upon the Company’s financial results for the year, which is beyond the Company’s ability to predict or control, and may be subject to legal and factual uncertainties.  While the Company does not expect to be a PFIC in 2011, the Company is unable to predict whether it will be a PFIC in 2011 or in later years.  The Company undertakes no obligation to advise investors as to the Company’s PFIC status for any year.

If the Company is a PFIC for any year, any holder of the Company’s common shares who is a U.S. person for U.S. federal income tax purposes (“U.S. holder”) and whose holding period for such common stock includes any portion of a year in which the Company is a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.”  Excess distributions would include certain distributions received with respect to the Company’s common shares.  Gain recognized by a U.S. holder on a sale or other transfer of the Company’s common shares also would be treated as an excess distribution.  Under the PFIC rules, excess distributions would be allocated ratably to a U.S. holder’s holding period.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year and to prior years before the Company became a PFIC would be includible as ordinary income in the current year.  The portion of any excess distributions allocated to prior PFIC years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In addition, dividends received from a company that is a PFIC in the year in which the dividend is paid or in the preceding calendar year are not “qualified dividend income” and are subject to taxation at ordinary income rates.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  The Company has not decided whether it will provide the U.S. holders of the Company’s common shares with the annual information required to make a QEF election.

Additional special adverse rules could apply to the Company’s common shares if the Company is a PFIC and has a non-U.S. subsidiary that is also a PFIC.  Special adverse rules that impact certain estate planning goals could apply to the Company’s common shares if the Company is a PFIC.

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The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of the Company being classified as a PFIC.

You could have difficulty or be unable to enforce certain civil liabilities on the Company, certain of the Company’s directors and the Company’s experts.

The Company is a Yukon Territory, Canada, corporation.  Many of the Company’s assets are located outside of the United States.  Additionally, a number of the Company’s officers, directors and the experts are residents of Canada.  It might not be possible for shareholders in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation.  It could also be difficult for shareholders to effect service of process in connection with any action brought in the United States upon such directors and experts.  Execution by United States courts of any judgment obtained against the Company, or any of directors, executive officers or experts of the Company, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

LEGAL PROCEEDINGS

On November 10, 2010 GLR Resources Inc. (“GLR”), announced that it was going to commence legal proceedings against the Company for alleged amounts owed related to certain equipment contracts for the Goldfields Project.  Brigus had acquired the Goldfields Project from GLR in 2009

On January 25, 2011, Brigus and GLR reached an agreement regarding the reimbursement by Brigus to GLR whereby Brigus issued 1,396,134 common shares of Brigus to GLR and has made the first of three cash payments of $20,000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any director, executive officer, or any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Corporation or a subsidiary of the Corporation.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust, through its office at Toronto, Ontario, is the transfer agent and registrar for the Common Shares.  Computershare Trust Company of Canada, through its office at Halifax, Nova Scotia, is the transfer agent and registrar for the listed Common Share purchase warrants.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Corporation within the most recently completed financial year prior to the date hereof, or which were entered into prior to such date and are currently in effect and considered to be currently material:

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(a)	Purchase Agreement dated November 9, 2010 between the Corporation and Sandstorm Resources Ltd. referred to under "Description of the Business";
(b)	Warrant Indenture relating to the Common Share purchase warrants of the Corporation issued on October 19, 2010; and
(c)	Warrant Indenture relating to the Common Share purchase warrants of the Corporation issued on November 19, 2009, as amended by a Supplemental Warrant Indenture dated June 25, 2010.

Each of these agreements has been filed and can be accessed online at www.sedar.com.

INTERESTS OF EXPERTS

The auditors of the Corporation, Deloitte & Touche LLP, prepared the Auditors' Report to shareholders with respect to the consolidated balance sheets of the Corporation as at December 31, 2010 and December 31, 2009 and the consolidated statements of loss and comprehensive loss, changes in shareholder equity and cash flows for the year then ended.  Deloitte & Touche LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The 2011 Black Fox Technical Report was prepared by Tim Maunula, P. Geo., of Wardrop Engineering Inc., A Tetra Tech Company (“Wardrop”), and included contributions by the following persons, all of whom are representatives of Wardrop:

1.	Karlis Jansons, P.Eng;
2.	Andrew Mackenzie, P.Eng;
3.	Charles Tkaczuk, P.Eng;
4.	Douglas Ramsey, R.P. Bio;
5.	Richard Hope, C.Eng;
6.	Marvin Silva, Ph.D., P.Eng;
7.	Peter Broad, P.Eng;
8.	Pacifico Coruz, P.Eng;
9.	Phillip Bridson, P.Eng;
10.	Michael Gabora, P. Geo;
11.	Timothy Maunula, P.Geo.

The preceding authors of the 2011 Black Fox Technical Report are each a “qualified person” and were "independent" of the Corporation as those terms are defined in NI 43-101 at the time the report was filed.  The author and their firm do not own any Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Additional information, including regarding directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's management information circular dated December 11, 2009 and filed on SEDAR on December 23, 2009, in respect of the annual general meeting of shareholders of the Corporation held on June 24, 2010.  Additional financial information is also provided in the Corporation's Financial Statements and Management's Discussion & Analysis for its most recently completed financial year.

Page 68	Brigus Annual Information Form 2010

GLOSSARY OF NON-TECHNICAL TERMS

“Brigus” means Brigus Gold Corp.;
“Common Share” means a common share in the capital of the Corporation;
“Company” means Brigus Gold Corp.;
“Corporation” means Brigus Gold Corp.;
“Financial Statements” means the Corporation's audited financial statements as at December 31, 2010, together with the notes thereto;
“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;
“2011 Black Fox Technical Report” means the report entitled "Brigus Gold Corp. Black Fox Project National Instrument 43-101 Technical Report" dated January 6, 2011 prepared by Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario and filed on SEDAR on January 7, 2011 pursuant to the provisions of National Instrument 43-101 in respect of the Black Fox Project;
SEC Industry Guide 7 U.S. reporting guidelines that apply to registrants engaged or to be engaged in significant mining operations; and

“Stock Option Plan” means the Corporation's stock option plan providing for the granting of incentive options to the Corporation's directors, officers, employees and consultants in accordance with the rules and policies of the Exchange.

GLOSSARY OF TECHNICAL TERMS

This glossary comprises a general list of common technical terms that are typically used by geologists. The list has been edited to conform in general to actual usage in the body of the AIF. Readers should refer to more comprehensive dictionaries of geology in printed form or available on the internet for a complete glossary.

breccia rock consisting of angular fragments of other rocks held together by mineral cement or a fine grained matrix;

doré unrefined gold bullion bars containing various impurities such as silver, copper and mercury, which will be further refined to near pure gold;

fault a rock fracture along which there has been displacement;

feasibility study a definitive engineering and economic study addressing the viability of a mineral deposit taking into consideration all associated technical factors, costs, revenues, and risks;

fold a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage;

formation a distinct layer of sedimentary rock of similar composition;

grade quantity of metal per unit weight of host rock;

host rock the rock containing a mineral or an ore body;

hydrothermal the products of the actions of heated water, such as a mineral deposit precipitated from a hot solution;

Page 69	Brigus Annual Information Form 2010

induced polarization an exploration method which uses either the decay of an excitation voltage (time-domain method) or variations in the Earth's resistivity at two different but low frequencies (frequency-domain method);

Mafic pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals;

mapping or geologic mapping the recording of geologic information such as the distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities;

metamorphism the process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances;

metasediment sediment or sedimentary rock that shows evidence of having been subjected to metamorphism;

mineral a naturally formed chemical element or compound having a definite chemical composition and, usually, a characteristic crystal form;

mineralization a natural occurrence in rocks or soil of one or more metal yielding minerals;

mining the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized;

open pit surface mining in which the ore is extracted from a pit or quarry, the geometry of the pit may vary with the characteristics of the ore body;

ore mineral bearing rock that can be mined and treated profitably under current or immediately foreseeable economic conditions;

ore body a mostly solid and fairly continuous mass of mineralization estimated to be economically mineable;

outcrop that part of a geologic formation or structure that appears at the surface of the earth;

pyrite common sulfide of iron;

quartz a mineral composed of silicon dioxide, SiO2 (silica);

reclamation the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and revegetation of waste rock and other disturbed areas;

reclamation and closure costs the cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine;

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recovery rate a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore, generally stated as a percentage of the material recovered compared to the total material originally present;

sedimentary rock rock formed at the earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and redeposited;

stockwork a complex system of structurally controlled or randomly oriented veins;

strike the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal;

strip to remove overburden in order to expose ore;

sulfide a mineral including sulphur (S) and iron (Fe) as well as other elements; metallic sulphur-bearing mineral often associated with gold mineralization;

vein a thin, sheet-like crosscutting body of hydrothermal mineralization, principally quartz; and

volcanic rock originally molten rocks, generally fine grained, that have reached or nearly reached the earth’s surface before solidifying.

Page 71	Brigus Annual Information Form 2010

SCHEDULE A

SUMMARY OF 2011 BLACK FOX TECHNICAL REPORT

1.1	Introduction

Wardrop, A Tetra Tech Company (Wardrop) was commissioned by Brigus to prepare a Mineral Resource and Mineral Reserve Estimate and Feasibility Study, compliant with National Instrument 43-101 (NI 43-101), of the Black Fox open pit and underground gold project (Black Fox) in Timmins, Ontario, Canada.  Black Fox is located approximately 10 kilometres (km) east of the town of Matheson, Ontario, Canada along the east-west trending 200 km Destor-Porcupine Fault Zone (DPFZ).

This Feasibility Study is intended for the use of Brigus for the further development and expansion of Black Fox open pit and underground mine operation.  This report meets the requirements for NI 43-101 and the Resource and Reserves definitions as set forth in the Appendix to Companion Policy 43-101CP, Canadian Institute of Mining, Metallurgy and Petroleum (CIM) – Definitions Adopted by CIM Council, November 2005.

1.2	Geology

The Black Fox deposit is described by Prenn (2006) as follows:
“Gold mineralization at the Black Fox deposit occurs in several different geological environments within the main ankerite alteration zone, which has an indicated strike length of over 1000 m and a variable true width ranging from 20 to over 100 m.  This mineralized envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the Destor-Porcupine Fault Zone.  The auriferous zones have several modes of occurrence; from concordant zones which follow lithological contacts and which have been subsequently deformed, to slightly discordant ones which are associated with syenitic sills and quartz veins or stockworks.”

For this study, the mineralization is subdivided into three main domains based on the continuity and style of the mineralization.  The first is called the “Main Zone” and is delineated by the primary domain of shearing and mineralization.  It is broader near surface reaching a maximum true width of 150 metres (“m”) normal to strike and dip and narrows at depth.  It averages approximately 80 m normal to strike and dip and has currently been drill tested to 600 m below surface.  Within the “Main Zone”, the mineralization occurs along both a foliated fabric cut by discrete shear zones and as stockwork carbonate veining.  The second mineralization domain is called the “Flow Zones”.  This mineralization occurs as numerous sigmoid and lens shaped bodies completely hosted within or adjacent to the “Main Zone”.  The gold mineralization within these bodies has good geologic and grade continuity.  The rock is distinctive with strong foliation, pervasive shearing and can be correlated reasonably well between adjacent drill holes.  The third mineralization domain is High Grade (HG) Indicator Zone.  This was a probabilistic approach to define the zones of mineralization over 2 grams per tonne (g/t) gold (Au).  This HG Indicator Zone was constrained within the Main Zone and overlapped at times on the Flow Zone.  Each of the three mineralization domains was modeled independently.

1.3	Mineral Resource
1.3.1	Estimation Methods

The Black Fox deposit has been estimated using current block modeling techniques in Gemcom© GEMS 6.2.4.  This included proper geologic input, appropriate block model cell sizes, grade capping, assay compositing and reasonable interpolation parameters.  The results have been verified by visual review and statistical comparisons between the estimated block grades and the composites used to assign them.  The ordinary kriging models have also been validated with alternate estimation methods: Nearest Neighbour and Inverse Distance Weighting. No biases have been identified in the model.

Page A-1	Brigus Annual Information Form 2010

1.3.2	Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred Mineral Resources according to CIM guidelines.  Classification of the Resources reflects the relative confidence of the grade estimates, as a function of many factors including primarily; assay data quality, QA/QC procedures, quality of density data, and sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralization.

No environmental, permitting, legal, title, taxation, socio-economic, marketing or other relevant issues are known to the author that may affect the estimate of mineral resources.

The resource model blocks were classified into Indicated and Inferred categories based on the level of confidence in the grade estimate for each block.  This was accomplished with a combination of two main criteria: the number of drill holes (which in part reflects the number of samples used) and the distance to the nearest of the sample points.

Indicated Resources were categorized based on a minimum of three drill holes when the nearest sample point was less than or equal to 20 m.  The remaining blocks were classified as Inferred Resources.  No blocks were categorized as Measured.

1.3.3	Resource Statement

The mineralization of the Black Fox Mine as of October 31, 2010 is classified as Indicated and Inferred resources.  The classified mineral resources are shown in Table 1.1.  The mineral resource is reported at a 0.88 g/t Au cut-off grade for the open pit and at 2.54 g/t Au cut-off grade for the underground. These cut-offs have been developed by mine engineering as outlined in Section 19.
All blocks historically mined underground were depleted and not included in the reported resource.  The open pit survey provided by Brigus as of October 31, 2010 has been depleted from the resource statement.

Table 1	Resource Statement, Black Fox Mine
Mining Potential	Block Model	Cutoff (g/t Au)	Resource Class	Tonnes	Capped Au (g/t)	Contained Au (koz)
Open Pit	2009A	>= 0.88	Indicated	3,164,200	4.445	452.2
		>= 0.88	Inferred	667,100	2.61	56
Underground	2009A_4M	>= 2.54	Indicated	2,504,800	7.182	579.2
		>= 2.54	Inferred	115,200	5.816	21.5
Total Indicated				5,669,000	5.654	1,031
Total Inferred				782,300	3.082	78

The resource contains an Indicated Resource of 1,031.4 koz and Inferred Resource of 77.5 koz of gold.

Table 2	Reserve Statement, Black Fox Mine (at Oct 31, 2010)
Zone	Classification	Recovery %	Tonnes	Au g/t	Au oz
Pit	Probable	95%	3,159,800	3.228	327,920
U/G	Probable	95%	2,936,000	5.933	560,008
Stockpile	Proven		352,068	1.630	18,446
Total	Proven/Probable		6,447,868	4.372	906,375

Page A-2	Brigus Annual Information Form 2010

The Proven/Probable reserve contains 906,375 oz of gold as of October 31, 2010 (Table 1.2).

1.4	Mineral Processing and Metallurgical Testing

The Mill is currently treating 2,000 t/d of Black Fox ore (the range of daily mill feed is between 1,500 and 2,200 tonnes), with gold recoveries around 94%. This is confirmed by the gold shipment receipts from Johnson Matthey.

On occasions when the Mill is operated above 2,200 t/d there is a significant drop in recovery, and it has been confirmed using Metsim® (a commercial Computer simulation program) that this decline in recovery could be prevented by replacing the present primary mill with a Semi-autogenous grinding unit.

A review of limited grinding data, also suggests that crowding of the cyclones is causing some fine material to pass the underflow in the secondary grinding circuit.  A more thorough review of the grinding and leach circuit to determine the optimum leach size, may improve throughput sufficiently to treat as much ore as the mine produces, without custom milling or new equipment purchases.

The Mill currently includes:
•	Primary and secondary crushing
•	Two stage ball milling, with one primary mill and two secondary mills, all in closed circuit
•	A pre-leach thickener and two parallel lines of three carbon columns in each
•	A leach and carbon in leach circuit providing 24 hours of residence time
•	A carbon in pulp circuit extracting 3 tonnes of carbon per day
•	Two carbon strip and regeneration circuits (one of 1 t/d capacity and the other of 3 t/d)
•	A electro-winning circuit and gold bullion (dore) furnace.

1.5	Mining Operations
1.5.1	Support Services

Black Fox mining operations will be supported by various infrastructure systems.  Electrical power being supplied by Hydro One will serve as the principle source of energy.  Propane will provide mine air heating and liquid fuels will be used primarily for mobile equipment.  Compressed air, mine de-watering and electrical power distribution as well as communications have been incorporated into the overall plant design.  Modifications and upgrades will be made to support the expansion of mining activities as required.

A sufficient number of quality facilities including change houses, offices, warehousing, security, etc. are available to meet the needs of daily mine operations and support personnel.

Underground refuge stations have been outfitted in accordance with provincial and national requirements.  A sufficiently staffed and trained mine rescue team will be in place to support mining activities.  Evacuation signalling will be primarily by Stench gas (methyl mercaptine) injecting into the ventilation fresh air streams.

Page A-3	Brigus Annual Information Form 2010

1.5.2	Hydrogeology

Extensive hydrogeologic studies have been completed at the site to evaluate groundwater seepage into the proposed open pit and underground mine workings. From the available information, it can be concluded that:
•	The bedrock associated with the open pit is largely (if not completely) dewatered already as a result of underground mine dewatering operations.
•
Groundwater seepage may develop along the western and southern walls of the pit at the contact between the more-permeable overburden/weathered upper bedrock and the underlying less-permeable, competent bedrock.

•	These groundwater inflows are anticipated to be within or close to the predicted values, but greater than what has been experienced to date.
•	Existing monitoring data suggest that Froome Lake has not been measurably impacted by mine dewatering.
•
Existing hydrogeologic data support the conclusion that seepage from Froome Lake to the groundwater system is small and that low permeability lake bed materials are limiting the flow to the groundwater system.

•
Regardless, seepage from Froome Lake to the groundwater system could increase as mining progresses and groundwater level lowering in the overburden increases hydraulic gradients between the lake and the overburden groundwater system.

•	The magnitude of the change in seepage will be limited by the low permeability lake bed materials.
•	Groundwater level and lake level monitoring programs will continue to monitor for potential impacts to the shallow groundwater system and nearby lakes.
•	The current water management strategy for the open pit is effective and should continue to be effective and consistent with operational cost projections.
•	Future pit phases may require use of the designed sumps and pumping systems.

1.6	Environmental Considerations

The environmental permits necessary for development/operation of the mine and mill include:
•	Permit to Take Water (PTTW) – for the withdrawal of surface or ground water quantities in excess of 50 cubic metres (m3) per day – including mine underground or open pit dewatering.
•	Certificate of Approval/Air (CofA/Air) – for treatment and discharge of emissions to air, including management of dust and noise in emissions.
•	Certificate of Approval/Industrial Sewage Works (CofA/ISW) – for collection, treatment, and discharge of wastewaters.
•	Approved Closure Plan including posting of financial assurance for closure.

The Black Fox operation is fully permitted and maintains separate PTTW’s, CofA/ISW, and CofA/Air for the mine and the mill.  The mine and mill were previously under separate ownership and the facilities were permitted separately.  The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

1.7	Financial Analysis

Project economics have been evaluated as of Jan. 1, 2011, and have been reconciled against reserves reported as of Oct 31, 2010. Refer to Section 19, Table 19.1.

Black Fox Life of Mine (LOM) capital costs totalling US$74.8million are summarized in Table 1.3.  Details supporting the Black Fox budgeted capital costs are discussed in Section 23.  Capital costs for 2011 are US$34.9million.  Ongoing capital accounts for the remaining mine life.  Capital cost estimates are in 2011 US constant dollar terms.

Page A-4	Brigus Annual Information Form 2010

Table 3	LOM Capital Costs (US$000s)
Description	2011 Capital (US$000s)	Ongoing Capital (US$000s)	LOM Total (US$000s)
Open Pit Mine	$6,233.1	$5,514.3	$11,747.4
Underground Mine	$28,156.9	$33,980.3	$62,137.2
Environment	$91.4	$114.3	$205.7
Mill	$441.9	$285.7	$727.6
Total LOM Capital	$34,923.3	$39,894.6	$74,817.9

Black Fox LOM operating costs are summarized in Table 1.4.  Operating cost estimates are in 2011 US constant dollar terms.

Table 4	Cash Operating Cost Summary
Description	Unit Cost (US$/tonne milled)	Unit Cost (US$/tonne mined/milled)	Unit Cost (US$/tonne ore mined)	LOM Average (US$/tonne milled)	LOM Total (US$000s)
Open Pit Mining			$2.60	$14.50	$90,594
Underground Mining			$56.48	$26.47	$165,391
Ore Handling	$5.31			$5.31	$33,180
Mill	$13.83			$13.83	$86,419
Assay Lab		$0.98		$1.93	$12,033
Site G&A		$2.50		$4.91	$30,696
Total				$66.94/t	$418,314
				$502/Au oz
*Mined/Milled is the total tonnes of the pit plus underground mined plus the total milled.

1.7.1	Technical-Economic Results

The technical-economic results are based upon work performed by Brigus Black Fox engineers and consultants and has been audited by Wardrop.  All costs are in 2011 US constant dollars.  The economic model developed by Wardrop is pre-tax and assumes 100% equity to provide a clear picture of the technical merits of the project.

The Wardrop LOM plan and economics are based on the following:
•	A gold price of US$1200/oz for 88% of accountable ounces and US$500/oz for 12% of accountable ounces (Sandstorm Agreement).
•	Probable reserves, no resources are included.
•	A mine life of 8.55 years, at a designed rate of 730,000 t/a milled.
•	An overall average metallurgical recovery rate of 94% Au, over the LOM.
•	A cash operating cost of US$66.94/t milled, US$502/oz Au.
•
LOM capital costs are budgeted to be US$74.8 million being comprised of US$11.7 million for the open pit, US$62.1 million for the underground mine, US$0.2million for environmental and US$0.7 million for the mill.

•	No salvage value is modeled.

Page A-5	Brigus Annual Information Form 2010

The base case economic analysis results, shown in Table 1.5, indicate a pre-tax undiscounted cash flow of US$439.0 million and Net Present Value (NPV) of US$359.4million at a 5% discount rate.

Table 5	Technical Economic Results ($000s) (at Jan 1, 2011)
Description	Technical Input or Result
Ore
Open Pit
Waste		31,742,315	t
Ore		3,101,515	t
Total		34,843,830	t
Grade	3.213 g/t Au
Contained Gold	320,370 oz
Underground
Total Development		10,166	m
Ore		2,928,318	t
Grade	5.936 g/t Au
Contained Gold	558,849 oz
Mill
Ore Treated
Mill tonnes		6,248,669	t
Ore Grade	4.419 g/t Au
Contained Gold	887,754 oz
Recovered Gold @ 94%	834,488 oz
Revenue ($000s)
Gross Revenue		$933,241
Refining & Transportation Charges		$(1,097)
Net Smelter Return		$932,144
Royalty		$0
Gross Income From Mining		$932,144
Realized Price (Gold)	US$	1118/oz Au
Operating Cost ($000s)
Open Pit Mine		$(90,594)
Underground Mine		$(165,391)
Ore Handling		$(33,180)
Mill		$(86,419)
Assay Lab		$(12,033)
G&A		$(30,696)
Operating Costs		$(418,314)
	US$	502/oz Au
	US$	66.94/t milled
Cash Operating Margin		$513,829
	US$	616/oz Au
	US$	82.23/t milled
Capital Cost
Open Pit		$(11,747)
Underground Mine		$(62,137)
Environment		$(206)
Mill		$(728)
Total Capital		$(74,818)
Cash Flow		$439,012
(NPV5%)		$359,386

Page A-6	Brigus Annual Information Form 2010

A sensitivity analysis was performed for key economic parameters, which are shown below in Table 1.6.  This analysis suggests that the project is most sensitive to gold price.  Operating costs are slightly more sensitive than capital costs due to the many operating functions associated with the project.

Table 6	Project Sensitivity (NPV5%, US$000’s)
Description	-20%	-10%	Base Case	+10%	+20%
Gold Price	$210,506	$284,946	$359,386	$433,826	$508,265
Operating Costs	$431,395	$395,391	$359,386	$323,381	$287,376
Capital Costs	$373,181	$366,283	$359,386	$352,488	$345,591

The breakeven gold price was determined to be US$602/oz.

1.8	Recommendations

Black Fox should continue to be developed.  The following are Wardrop’s recommendations.

1.8.1	Mineral Resource

The work by Brigus has been found to follow industry accepted practices. Two areas were identified as opportunities to refine the mineral resource:

•	Wardrop recommends further specific gravity analysis by rock types and mineralization styles to confirm that one value is appropriate for the whole model.
•
Pitard (2005) conclusions on sampling identified that the drillhole data is likely biased and will likely underestimate the contained gold within the deposit.  Wardrop agrees with Pitard’s work and recommends that a comprehensive grade control procedure be prepared to address the sampling issues be established for the Black Fox Mine. This will facilitate the delineation of ore and waste and the reconciliation between the resource, reserve and milled grade.

1.8.2	Geotechnical

Pro-active geotechnical monitoring is recommended for all stages of pit and underground development.  The monitoring program should be implemented as a staged approach and include detailed geotechnical and tension crack mapping, as well as a suitable combination of surface displacement monitoring (surface prisms) and piezometers.

Sufficient staffing resources should be allocated to collect, process and interpret the geotechnical monitoring data on a weekly basis or as frequently as required.  The timely identification of accelerated movements from surface displacement monitoring and tension cracks will be critical.

Up-to-date reports on the status of highwall stability should be compiled and discussed regularly with operations personnel.  These reports will also assist mine engineering staff with their efforts to optimize final pit slopes and improve the effectiveness of the controlled blasting program.

Page A-7	Brigus Annual Information Form 2010

All seeps and springs should be inspected, mapped and photographed.  Large-scale structures should be characterized and monitored as they have the potential to develop into tension cracks.

1.8.3	Mineral Processing and Metallurgical Testing

One option to reduce the mean particle size entering the leach circuit has been presented by DMA.  This is to replace the current “primary” mill with a Semi-Autogenous (SAG) mill, with a wrap-around motor.

This is a viable option, but could incur significant costs, and the plant would need to operate on reduced tonnage while new foundations were installed.  Wardrop suggests a more thorough review of the existing circuit.

Mill data collected on Sept 17th suggests that too much of the fines are misdirected to the secondary mills, and that minor changes to the cyclones may be an effective solution.

If this is insufficient then there remains the option of re-drilling the primary mill shell bolt holes, This would permit the installation of heavier liners using larger fastening bolts, and would permit the mill to operate using larger (heavier) grinding balls.

Although the mill site tailings facility has been designed for future expansion, it is recommended that the expansion design be reviewed based upon increased ore milling and tails loading to the structure.  This should include a detailed evaluation of facility volumetrics and dam structural design capacity.  Furthermore, the Phase 5 water management pond design should be evaluated for stability as well as discharge pumping requirements under peak storm/snow melt events.  Based upon these analyses recommendations will be provided to upgrade the facility for the additional loading, if needed.

As discussed in Section 25 of this report, Brigus should consider placing a low permeable liner system below the ore stockpile area at the mill site.  A costing analysis should be conducted to evaluate increased gold yield from contact water vs. liner installation cost.

1.8.4	Mining Operations

Given that the surface mining operations are underway and procedures well established there are no major recommendations to improve the operations.  It will be important, however, to monitor the procedure for the safe working of the underground old workings to ensure the risks are minimized.  This also has an impact on the dilution and recovery of the ore, so close monitoring and reconciliation of tonnages and grade between mine and mill is particularly important.

Presently, the rock stockpiles and soil overburden stockpile appear stable.  However, it should be expected that the rock stockpiles will experience additional load due to the underground mine development.  Analyses should be conducted to evaluate the stockpile remaining design capacity and required additional capacity if needed based upon projected waste rock generation.  In addition, stability analyses will need to be updated based upon added stockpile tonnage.  Best management surface water and erosion controls also will also require re-evaluation and updating if stockpile expansions are required.  Unless Brigus plans future expansion of the pit, it is expected that the present overburden stockpile configuration will not be significantly altered and therefore should not require any design or operational changes.

Underground Mine Design
Wardrop recommends a review to optimize the underground design, specifically the migration of main accesses – from the hanging wall (in the current design) to the footwall.  A trade-off study should be carried out to identify the advantages and disadvantages of either location, plus optimization of the location of a single ramp access to serve both the East and West Zones.

Page A-8	Brigus Annual Information Form 2010

1.8.5	Environmental Considerations

The dirty waste rock stockpile may need to be expanded due to planned underground mining development.  This will result in increased contact water inflow to the holding pond.  The holding pond capacity should therefore be reviewed, and based upon future peak load conditions expanded if required.  Also, the structural capacity of perimeter dams should be evaluated based upon the additional load profile.

Page A-9	Brigus Annual Information Form 2010

SCHEDULE B

BRIGUS GOLD CORP.
AUDIT COMMITTEE CHARTER

A new Charter of the Audit Committee was adopted by the Brigus Board of Directors on March 29, 2011, superseding the previous April 2007 charter.

Audit Committee Charter

Purpose

1.	The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of:

i.	the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures;

ii.	the Company’s internal controls over financial reporting;

iii.	the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting;

iv.	the external auditors’ qualifications and independence; and

v.	the performance of the external auditors.

2.
The function of the Committee is oversight. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities shall include:

External Auditors

a.
retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

Page A-10	Brigus Annual Information Form 2010

b.
overseeing the work of the external auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

c.	communicating to the external auditors that they are ultimately accountable and must report directly to the Board and the Committee as representatives of the shareholders;

d.
evaluating the independence of and taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor and any potential conflicts of interest and (to assess the external auditor’s independence) all relationships between the external auditor and the Company;

e.
ensuring receipt from the external auditor, if required, of a formal written statement delineating all relationships between the external auditor and the Company, consistent with Independence Standards Board Standard 1, and engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

f.
approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

g.	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

h.	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

i.
reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

j.
reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

k.
reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

l.
reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

Page A-11	Brigus Annual Information Form 2010

m.	reviewing and discussing with management the Company’s earnings press releases;

n.	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

o.
reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

p.
reviewing and discussing with management, the external auditors the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

q.
discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

r.	establishing procedures for:

i.	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

ii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

iii.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

iv.	the confidential anonymous submission by employees of the Company of concerns regarding safety, health and environment matters or matters relating to harassment, abuse or other unacceptable conduct.

Page A-12	Brigus Annual Information Form 2010

Related Party Transactions

Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.  For these purposes, a “related party transaction” includes any transaction required to be disclosed in accordance Canadian Generally Accepted Accounting Principles and/or International Financial Reporting Standards.

Other

s.	meeting separately, periodically, with each of management and the external auditors;

t.	reporting regularly to the Board;

u.	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Compensation Committee of the Board on an annual basis; and

v.
evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Compensation Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4.
The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

a.	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

b.	providing leadership to the Committee and presiding over Committee meetings;

c.	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

e.	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

f.	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Page A-13	Brigus Annual Information Form 2010

Powers

5.
The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management and the external auditors including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.
The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.
All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.
Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.
If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.
The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors.

11.	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

1 For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements.

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